Execution Version

THE FLOWR CORPORATION

as Purchaser

and

PLEIADES TRADING LTD.

and

DFT TRADING LIMITED

as Vendors

and

PLEIADES HOLDINGS LTD.

and

DFT HOLDINGS LIMITED

and

PETER COMERFORD

and

PAURIC DUFFY

as Guarantors

SHARE PURCHASE AGREEMENT
June 24, 2019

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SHARE PURCHASE AGREEMENT

This Share Purchase Agreement is made as of June 24, 2019,

AMONG:

PLEIADES TRADING LTD., a corporation existing under the laws of Malta (“Peter Holdco”)

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DFT TRADING LIMITED, a corporation existing under the laws of Malta (“Pauric Holdco”, and together with Peter Holdco, the “Vendors” and each, a “Vendor”)

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PLEIADES HOLDINGS LTD., a corporation existing under the laws of Malta (“Peter Topco”)

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DFT HOLDINGS LIMITED, a corporation existing under the laws of Malta (“Pauric Topco”)

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PETER COMERFORD, of the Town of Kellyville, New South Wales, Australia (hereinafter referred to as “PC”)

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PAURIC DUFFY, of the Town of Sintra, Portugal (hereinafter referred to as “PD”, and together with Peter Topco, Pauric Topco and PC, the “Guarantors”)

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THE FLOWR CORPORATION, a corporation existing under the laws of the Province of Ontario (hereinafter referred to as the “Purchaser”)

RECITALS:

            WHEREAS, Pauric Holdco is the registered holder of 1,019 “Ordinary A” shares (collectively, the “Purchased Shares”) of Holigen Holdings Limited, a private limited liability company incorporated under the laws of Malta with company number C87034 and having its registered address at ‘Lara Buildings’, Level 1, Guzeppi Calleja Street, Iklin, IKL 1264, Malta

- 2 - Redacted: Personal Information

WHEREAS, at the time of Closing, Pauric Holdco will be the registered owner of 817 Purchased Shares and Peter Holdco will be the registered owner of 202 Purchased Shares;

WHEREAS, Orla Mary O Leary, [redacted] (the "**Nominee Shareholder**") is the registered holder of the only issued and outstanding "Ordinary B" share (the "**Nominee Share**") of the Corporation; and

WHEREAS, the Vendors wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Vendors, the Purchased Shares, subject to the terms and conditions set forth herein (including, if directed by the Purchaser, the transfer of the Nominee Share from the Nominee Shareholder and the Holigen Nominee Share from PD, in each case to a Person designated by the Purchaser); and

WHEREAS, Peter Holdco is a corporation wholly-owned by Peter Topco and PC and Peter Topco is a corporation wholly-owned by PC; and

WHEREAS, Pauric Holdco is a corporation wholly-owned by Pauric Topco and PD and Pauric Topco is a corporation wholly-owned by PD and Orla Mary O Leary; and

WHEREAS, the Guarantors have agreed to guarantee the obligations of the Vendors under this Agreement to the extent specified herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties (as defined herein) hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the capitalized terms listed below shall have the corresponding meanings.

"**Achieved Authorizations**" means the TCann Authorizations and the RPK Authorization.

"**Acquisition Proposal**" has the meaning set forth in Section 6.8(1).

"**Additional Assets**" has the meaning set forth in Section 10.4.

"**affiliate**" of a Person means any other Person that directly or indirectly controls, is controlled by or is under common control with such Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this share purchase agreement and all schedules hereto, in each case as they may be amended or supplemented by the Parties in accordance with the terms hereof.

“AICEP” means Agência para o Investimento e Comércio Externo de Portugal.

“Aljustrel Agreement” means the promissory agreement dated May 22, 2018, as amended November 12, 2018, between Associação de Beneficiários do Roxo and Greyrock Property Limited.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered or given pursuant to this Agreement.

“Assets” means all material property and assets of each Target Corporation of every nature and kind and wheresoever situate.

“Authorization” means, with respect to any Person, any consent, waiver, permit, certificate, exemption, order, approval, agreement, amendment, confirmation, licence or other authorization of any Governmental Entity having jurisdiction over the Person.

“Books and Records” means all information in any form relating to the Business, including books of account, financial, tax, business, marketing, personnel and research information and records, equipment logs, operating guides and manuals and all other documents, files, correspondence and other information.

“Business” means the business of cultivating, developing, researching, promoting, marketing, selling, purchasing, manufacturing, producing, extracting and distributing cannabis products anywhere in the world, including, for greater certainty, Portugal and Australia, and including the importation and exportation of cannabis products by the Target Corporations, as currently carried on by the Target Corporations or as currently contemplated to be carried on by the Target Corporations once the Pending Authorizations are obtained.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian chartered banks are closed for business in Toronto, Ontario.

“Cash Consideration” has the meaning set forth in Section 2.3(2) .

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative action, suit, investigation or proceeding and any claim, arbitration or demand resulting therefrom, at law or in equity or by any Person.

“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.

“Closing Date” means the date that is five (5) Business Days after the satisfaction or waiver of the last of the closing conditions set out in this Agreement (other than those conditions in Section 7.1(a), Section 7.1(b), Section 7.1(d)(i), Section 7.1(l), Section 7.1(n), Section 7.2(a), Section 7.2(b), Section 7.2(c)(ii), Section 7.2(c)(iii), Section 7.2(c)(iv), Section 7.2(h) and Section 7.2(i) that by their nature are to be (and will be) satisfied on Closing, but subject to the satisfaction or waiver of those conditions), provided that such date may not be later than the Outside Date.

“Closing Working Capital” means: (i) the Current Assets of the Target Corporations, less; (ii) the Current Liabilities of the Target Corporations, determined as of the close of business on the Closing Date.

“Closing Working Capital Statement” has the meaning set forth in Section 3.1.

“Confidential Information” has the meaning set forth in Section 6.9.

“Confidentiality Agreement” has the meaning set forth in Section 6.9.

“Consideration Shares” has the meaning set forth in Section 2.4(1) .

“Contract” means any agreement, contract, lease, sublease, deed of trust, licence, indenture, undertaking, engagement or commitment of any nature or other legally enforceable obligation of or in favour of the applicable Person, whether written or oral.

“Corporate Records” has the meaning set forth in Section 4.1(l) .

“Corporation” has the meaning set forth in the Recitals.

“Corporation Intellectual Property Rights” has the meaning set forth in Section 4.1(nn) .

“Credit Agreement” means the credit agreement dated May 22, 2019 between the Corporation (as borrower) and the Purchaser (as lender).

“Current Assets” means cash and cash equivalents, accounts receivable, inventory and prepaid expenses, but excluding: (i) the portion of any prepaid expense of which the Purchaser will not receive the benefit following the Closing; (ii) deferred Tax assets; and (iii) receivables that are more than sixty (60) days old and receivables from any of any Target Corporation’s directors, employees, officers or shareholders and any of their respective affiliates, determined in accordance with GAAP.

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, deferred Tax liabilities and debt, determined in accordance with GAAP.

“Damages” means any losses, liabilities, damages or expenses (including legal fees and expenses) whether resulting from a Claim that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party.

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"**Disputed Amounts**" has the meaning set forth in Section 3.4.

"**Employee Plans**" means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices (whether written or unwritten) relating to any current or former employees, officers or directors or dependants or independent contractors of any of the Target Corporations or any of their respective dependants or beneficiaries maintained, sponsored, contributed to or funded by any Target Corporation or under which any Target Corporation may have any liability contingent or otherwise other than benefit plans established pursuant to statute.

"**Environmental Laws**" means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

"**Escrow Agent**" means the escrow agent pursuant to the Escrow Agreements, as agreed to by the Parties, acting reasonably.

"**Escrow Agreements**" means the escrow agreements dated the Closing Date, in each case among a Vendor, the Purchaser and the Escrow Agent, the form of which will be agreed to by the Parties, acting reasonably, and "**Escrow Agreement**" shall refer to either one of them as the context may require.

"**Financial Statements**" means the combined and consolidated audited financial statements of the Corporation for the year ended December 31, 2018 and the period from formation (July 21, 2017) to December 31, 2017.

"**Financing**" means any debt and/or equity financing by the Purchaser for aggregate gross proceeds of at least [redacted], excluding the debt financing currently contemplated by the Purchaser with respect to its Kelowna operations.

Redacted: Commercially Sensitive Information

"**Fundamental Representations of the Purchaser**" has the meaning set forth in Section 9.4(2)(a).

"**Fundamental Representations of the Vendors**" has the meaning set forth in Section 9.4(1)(a).

"**GAAP**" means International Financial Reporting Standards, as applicable, at the relevant time applied on a consistent basis.

"**Governmental Entity**" means: (i) any government, governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, arbitral body, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, regional, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above; and includes INFARMED, ODC, TGA, AICEP and TSXV.

“Guarantors” means PC, Peter Topco, PD and Pauric Topco.

“Holigen Limited” means Holigen Limited, a private limited liability company incorporated under the laws of Malta with company registration number C87049 and having its registered address at Lara Buildings, Level 1, Guzeppi Calleja Street, Iklin, IKL 1264, Malta.

“Holigen Nominee Share” has the meaning set forth in Section 4.1(i) .

“Indemnified Party” means a Person with indemnification rights or benefits under this Agreement including pursuant to Article 9.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 9.

“Independent Accountant” has the meaning set forth in Section 3.4.

“INFARMED” means the National Authority for Medicines and Health Products, I.P., in Portugal.

“Initial Consideration Shares” means the 3,263,255 Consideration Shares which are, as of the Closing Date, converted into common shares of the Purchaser in accordance with their terms.

“Intellectual Property” means domestic and foreign: (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) designs, design registrations, design registration applications; (v) trade names, business names, corporate names, domain name registrations, website names and world wide web addresses, common law trade- marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vi) any other intellectual property and industrial property.

“Interim Notice” has the meaning set forth in Section 6.3(2) .

“Interim Period ” means the period between the close of business on the date of this Agreement and the Closing.

“Issue Price” has the meaning set forth in Section 2.4(1) .

“Laws” means any principle of common law and all applicable: (i) laws, constitutions, treaties, convention, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws; (ii) judgments, orders, rulings, writs, injunctions, decisions, awards and directives of any Governmental Entity; and (iii) to the extent that they have the force of law, standards, policies, guidelines, notices and protocols of any Governmental Entity.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, encroachment, option, title retention agreement, adverse claim, interest, preference, priority, proxy, right of first refusal or first offer, transfer restriction (other than restrictions under applicable Laws) or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Loan Consideration” has the meaning set forth in Section 2.3(3) .

“Material Adverse Change – Purchaser” means any event, change, effect, state of facts, circumstance, development or occurrence that, individually or together with any other event, change, effect, state of facts, circumstance, development, or occurrence, is, or could reasonably be expected to be, materially adverse to: (i) the current or future business, condition (financial or otherwise), assets, operations, results of operations, prospects or liabilities (contingent or otherwise) of the Purchaser; (ii) the Purchaser’s ability to consummate the transactions contemplated hereby; or (iii) the Purchaser’s financial ability (A) to operate the Business immediately after Closing in the manner operated by the Target Corporations before Closing and (B) to satisfy the resource commitments specified in the share conversion agreement set out as Schedule B hereto, provided that a Material Adverse Change – Purchaser shall not include an adverse change resulting from a change:

(a)	that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States;

(b)	that results from acts of war, sabotage or terrorism, military actions or the escalation thereof;

(c)	that results from changes in applicable accounting rules or principles, including changes in GAAP;

(d)	that is a direct result of any matter permitted by this Agreement or consented to in writing by the applicable Party; or

(e)	that results from the announcement of this Agreement or the transactions contemplated herein or in any Ancillary Agreement;

provided further, however, that (i) with respect to clauses (a) through to and including (c), such matter does not have a materially disproportionate effect on the Purchaser, relative to other comparable companies and entities operating in the industry in which the Purchaser operates; and (ii) notwithstanding clauses (a) through to and including (e) (or the proviso following clauses (a) through to and including (e)), the occurrence of any event, change, effect, state of facts, circumstance, development or occurrence that is or could reasonably be expected to result in a failure to obtain or failure to be in compliance with a material Authorization of the Purchaser shall be deemed to constitute a Material Adverse Change – Purchaser.

“Material Adverse Change - Target” means any event, change, effect, state of facts, circumstance, development or occurrence that, individually or together with any other event, change, effect, state of facts, circumstance, development, or occurrence, is, or could reasonably be expected to be, materially adverse to: (i) the current or future business, condition (financial or otherwise), assets, operations, results of operations, prospects or liabilities (contingent or otherwise) of a Target Corporation or the Target Corporations taken as a whole; (ii) the Vendors’ or Guarantors’ ability to consummate the transactions contemplated hereby; or (iii) the Purchaser’s ability to operate the Business immediately after Closing in the manner operated by the Target Corporations before Closing, provided that a Material Adverse Change – Target shall not include an adverse change resulting from a change:

(a)	that results from general economic, financial, currency exchange, interest rate or securities market conditions in Portugal or Australia;

(b)	that results from acts of war, sabotage or terrorism, military actions or the escalation thereof;

(c)	that results from changes in applicable accounting rules or principles, including changes in GAAP; or

(d)	that is a direct result of any matter permitted by this Agreement or consented to in writing by the applicable Party,

provided further, however, that (i) with respect to clauses (a) through to and including (c), such matter does not have a materially disproportionate effect on a Target Corporation or the Target Corporations taken as a whole, relative to other comparable companies and entities operating in the industry in which the applicable Target Corporation or Target Corporations, as applicable, operate; and (ii) notwithstanding clauses (a) through to and including (d) (or the proviso following clauses (a) through to and including (d)), the occurrence of any event, change, effect, state of facts, circumstance, development or occurrence that is or could reasonably be expected to result in (x) a failure to obtain (but not a delay in obtaining as a result of a delay in the closing of the Financing or a delay that is not caused by a Target Corporation) or a failure to be in compliance with the TCann Authorizations, RPK Authorization or the Pending Authorizations; or (y) a failure to satisfy the conditions precedent for the purchase of the RPK Real Property, shall each be deemed to constitute a Material Adverse Change – Target.

“Material Contract” has the meaning set forth in Section 4.1(u) .

“Misrepresentation” has the meaning set forth under applicable Canadian securities Laws.

“Nominee Share” has the meaning set forth in the Recitals.

“Nominee Shareholder” has the meaning set forth in the Recitals.

“Notice” has the meaning set forth in Section 12.1.

“ODC” means the Australian Office of Drug Control.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations or actions of the Person.

“Outside Date” means July 15, 2019, or such later date as agreed to in writing among the Parties.

“Parties” means the Vendors, the Guarantors and the Purchaser and any other Person who may become a party to this Agreement pursuant to Section 12.13 or otherwise and “Party” means any one of them.

“Pauric Holdco” means DFT Trading Limited.

“Pauric Parties” means PD, Pauric Holdco and Pauric Topco.

“Pauric Share Interest” has the meaning set forth in Section 4.3.

“Pauric Topco” means DFT Holdings Limited.

“PC” means Peter Comerford.

“PD” means Pauric Duffy.

“PD Loans” has the meaning set forth in Section 2.3.

“Pending Authorizations” means the Pending RPK Authorizations and the Pending TCann Authorizations.

“Pending RPK Authorizations” means those Authorizations in Portugal listed in Section 4.1(p) of the Vendor Disclosure Letter.

“Pending TCann Authorizations” means those Authorizations in Australia listed in Section 4.1(p) of the Vendor Disclosure Letter.

“Permitted Liens” means: (i) Liens for Taxes not yet due and delinquent; (ii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of any Real Property; and (iii) Liens listed and described in Section 4.1(r) of the Vendor Disclosure Letter but only to the extent such Liens conform to their description in Section 4.1(r) of the Vendor Disclosure Letter.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Peter Holdco” means Pleiades Trading Ltd.

“Peter Parties” means PC, Peter Holdco and Peter Topco.

“Peter Share Interest” has the meaning set forth in Section 4.4.

“Peter Topco” means Pleiades Holdings Ltd.

“Pre-Closing Reorganization” has the meaning set forth in Section 6.7(1) .

“Pre-Closing Tax Period” means a taxation year or other fiscal period (or the portion thereof) that ends on or before the Closing Date.

“Process Agent” has the meaning set forth in Section 12.15(3) .

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchased Shares” has the meaning set forth in the Recitals.

“Purchaser” means The Flowr Corporation, a corporation existing under the laws of the Province of Ontario.

“Purchaser Board” means the board of directors of the Purchaser.

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management information circular, if required, including all schedules, appendices, and exhibits to, and information incorporated by reference in, such management information circular, to be sent in accordance with applicable Laws in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time.

“Purchaser Meeting” means the special meeting of the shareholders of the Purchaser, including any adjournment or postponement thereof, to be called and held, if required, to consider the Transaction Resolution and for any other purpose as may be set out in the Purchaser Circular.

“Purchaser’s Accountant” means MNP LLP.

“R&D Credit” has the meaning set forth in Section 10.9.

“Real Property” means rights, title, estate and interest, of one or more Target Corporations in and to the lands and premises described in Section 4.1(mm) of the Vendor Disclosure Letter, including all buildings, erections, structures, fixtures and improvements of any nature or kind now and hereafter situated thereon and all other appurtenances thereto.

“Related Party” means: (i) any affiliate of a Target Corporation; (ii) each Vendor and each Guarantor; (iii) any affiliate of a Vendor or a Guarantor; (iv) any director, officer, or employee of a Target Corporation or, if applicable, a Vendor or a Guarantor; (v) any parent, sibling, descendant or spouse of any of the natural Persons referred to in clauses (i) through (iv): or (v) any third Person in which any of the foregoing Persons owns, directly or indirectly, more than five percent (5%) of the voting securities or partnership or other ownership interests.

“Resolution Period” has the meaning set forth in Section 3.3.

“Review Period” has the meaning set forth in Section 3.2.

“RPK” means RPK Biopharma, Unipessoal Lda., a corporation existing under the laws of Portugal.

“RPK Authorization” means in Portugal the Authorization of Activities Related to Medicinal Cannabis (Autorização Para O Exercicio De Ativividades Canábis Para Fins Medicinais) issued to RPK by Infarmed on February 1, 2019.

“RPK Real Property” has the meaning set forth in Section 4.1(mm)(v) .

“RSU” means a restricted share unit of the Purchaser, created as part of the long term incentive plan of the Purchaser approved by the board of the Purchaser as of November 26, 2018, the shareholders of the Purchaser on December 28, 2018, and the TSX-V on January 16, 2019.

“Series 1 Preferred Shares” means the Series 1 Voting Convertible Redeemable Preferred shares in the capital of the Corporation, the terms of which are set out at Schedule A hereto and which shares will be subject to the terms of a share conversion agreement in the form set out in Schedule B.

“SOE” has the meaning set forth in Section 4.1(ff)(iv) .

“Solvent” means: (i) the property of the subject Person is sufficient, if disposed of at a fairly conducted sale under legal process, to enable payment of all its obligations, due and accruing due; (ii) such Person has not ceased paying its current obligations in the Ordinary Course as they generally become due; and (iii) such Person is not for any reason unable to meet its obligations as they generally become due.

“SPSA” has the meaning set forth in Section 6.1(1)(k) .

“Statement of Objections” has the meaning set forth in Section 3.3.

“Subsidiaries” means collectively: (i) Holigen Limited; (ii) RPK; (iii) GreyCan Pty Ltd., a corporation existing under the laws of Australia; and (iv) TCann Pty Ltd., a corporation existing under the laws of Australia.

“Target Corporations” means, collectively, the Corporation and the Subsidiaries and any entity resulting from a Pre-Closing Reorganization and a “Target Corporation” shall mean any one of the Corporation or any one of the Subsidiaries, as the context may require.

“Target Information” means information about the Target Corporations required in order for the Purchaser to comply with its obligations pursuant to securities Laws, including obligations: (i) under National Instrument 51-102 - Continuous Disclosure Obligations; (ii) as may be required in order for the Purchaser to prepare and file a prospectus in connection with the Financing under applicable securities Laws (including under National Instrument 44-101 - Short Form Prospectus Distributions); or (iii) as may be required by the TSXV, including, in each case as applicable, (x) audited consolidated historical financial statements of the Target Corporations for their last two completed fiscal years; (y) unaudited interim consolidated financial statements of the Target Corporations for their most recent interim period ended after their most recent fiscal year-end and the comparable interim period in the preceding fiscal year; and (z) consents from any of auditors and any other advisors of the Target Corporations to the use of any financial, technical or other expert information and comfort and consent letters of such auditors and advisors in form and substance acceptable to the Purchaser; and “Target Information” shall also include reasonable assistance in preparing pro forma financial statements of the Purchaser derived from the financial statements referred to in (x) and (y) above.

“Target Shareholder Transfer (PD)” means the transfer of the “Ordinary A” shares in the Corporation to Pauric Holdco.

“Target Shareholder Transfer (PC)” means the transfer from Pauric Holdco to Peter Holdco of 19.83% of the Purchased Shares.

“Target Working Capital” means $0.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and other documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies, rates, withholdings, dues, contributions and other charges, collections or assessments of any kind whatsoever, imposed by any Governmental Entity; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) or (iii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“TCann Authorizations” means, in Australia: (i) medicinal cannabis licence MC016/18 issued to TCann Pty Ltd. by ODC permitting the cultivation of cannabis plants and production of cannabis or cannabis resin for medicinal purposes (licence reference JNCYBSK); (ii) manufacture licence ML017/18 issued to TCann Pty Ltd. by ODC permitting specified activities relating to the manufacture and supply of extracts and tinctures of cannabis and cannabis resin (licence reference JNCYBSK); (iii) cannabis research licence RL010/18 issued to TCann Pty Ltd. by ODC authorising the cultivation and/or production of cannabis for research related to the medicinal use of cannabis (licence reference B9L4ZDCH); and (iv) GMP licence to manufacture therapeutic goods granted to TCann Pty Ltd. by TGA authorising the labelling, secondary packaging and release for supply of cannabis products for therapeutic use (licence reference MI-2018-LI-02635-1).

“TGA” means the Australian Therapeutic Goods Administration.

“Third Party Claim” means any Claim that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under this Agreement.

“Third Party Intellectual Property” has the meaning set forth in Section 4.1(nn)(iv) .

“Transaction Expenses” has the meaning set forth in Section 12.5.

“Transaction Resolution” means the special resolution approving the transactions contemplated pursuant to this Agreement to be considered at the Purchaser Meeting, if required.

“TSXV” means the TSX Venture Exchange.

“Vendor Parties” means PC, Peter Holdco, Peter Topco, PD, Pauric Holdco and Pauric Topco.

“Vendor Disclosure Letter” means the disclosure letter of the Vendors of even date with this Agreement in respect of this Agreement and accepted by the Purchaser.

“Vendor Pro Rata Portion” means the percentage indicated under the heading “Vendor Pro Rata Portion” in Section 2.1(1) .

“Vendors” means Peter Holdco and Pauric Holdco and any other Person who becomes the registered holder of the Purchased Shares prior to the Closing and “Vendor” means any one of the foregoing.

“Vendors’ Accountant” means Patrick Pace.

Section 1.2      References and Usage

            Unless expressly stated otherwise, in this Agreement:

(a)	reference to a gender includes all genders;

(b)	the singular includes the plural and vice versa;

(c)	“or” is used in the inclusive sense of “and/or”;

(d)	“any” means “any and all”;

(e)	the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

(f)	the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(g)	“$” or dollars refers to the Canadian currency unless otherwise specifically indicated and € refers to Euros;

(h)	accounting terms not specifically defined in this Agreement are to be interpreted in accordance with GAAP;

(i)	a statute includes all rules and regulations made under it, if and as amended, re- enacted or replaced from time to time;

(j)	a Person includes its heirs, administrators, executors, legal representatives, predecessors, successors and permitted assigns;

(k)

the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and all schedules to it including the Vendor Disclosure Letter, except as otherwise provided in this Agreement; and

(l)

whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be required to be made or such action will be required to be taken on or not later than the next succeeding Business Day and in the computation of periods of time, unless otherwise stated, the word “from” means “from and excluding” and the words “to” and “until” each mean “to and including.”

Section 1.3      Headings, etc.

            The use of headings (e.g. Article, Section, etc.) in this Agreement is for reference purposes only and is not to affect the interpretation of this Agreement. References in this Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

Section 1.4      Knowledge

            Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Vendors, it will be deemed to refer to the knowledge PD and/or PC would have after due and diligent inquiry.

Section 1.5      Schedules

            The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2
PURCHASE AND CONSIDERATION

Section 2.1      Purchase and Sale

            Subject to the terms and conditions of this Agreement, each Vendor agrees to:

(1)

Sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each Vendor on the Closing Date good and marketable title to, and all beneficial ownership in, the Purchased Shares, free and clear of all Liens, which represents approximately 80.2% of the issued and outstanding “Ordinary A” shares in the capital of the Corporation, as follows:

	Registered and Beneficial Ownership of Purchased Shares on the date hereof	Registered and Beneficial Ownership of Purchased Shares immediately prior to Closing	Vendor Pro Rata Portion
Pauric Holdco	1,019	817	80.17%
Peter Holdco	0	202	19.83%
Total	1,019	1,019	100%

(2)

Cause the Nominee Shareholder, if so directed by the Purchaser, to sell, assign and transfer to the Purchaser or its nominee on the Closing Date good and marketable title to, and all beneficial ownership in, one (1) Nominee Share, being all (but not less than all) of the Nominee Shares, free and clear of all Liens, which represents all of the issued and outstanding “Ordinary B” shares in the capital of the Corporation; and

(3)

Cause PD, if so directed by the Purchaser, to sell, assign and transfer to the Purchaser or its nominee on the Closing Date good and marketable title to, and all beneficial ownership in, the Holigen Nominee Share, free and clear of all Liens.

Section 2.2      Date, Time and Place of Closing

            Closing will take place at such time and place on the Closing Date as may be agreed upon in writing between the Vendors and the Purchaser.

Section 2.3      Purchase Price

            The Purchaser shall pay the following aggregate consideration to the Vendors in respect of the Purchased Shares, as adjusted pursuant to this Agreement (together, the “Purchase Price”):

(1)	an amount equal to the number of Consideration Shares multiplied by the Issue Price (the “Share Consideration”);

(2)	an amount equal to the Canadian dollar equivalent of €4,269,927.31 based on the Bank of Canada exchange rate on the Business Day prior to the Closing Date (the “Cash Consideration”); and

(3)

an amount equal to the Canadian dollar equivalent of any amounts loaned by PD, a Permitted Transferee of PD (as such term is defined in the lock-up agreement attached hereto as Schedule C), or a trust a trustee or beneficiary of which is PD or a Permitted Transferee of PD, between the dates of January 1, 2019 and the Closing Date (the “PD Loans”), which PD Loans have been documented by PD and the applicable Target Corporation(s) (to the reasonable satisfaction of the Purchaser), up to a maximum amount of $2,000,000 (the “Loan Consideration”).

            If purchased, the Purchaser shall pay (a) the Nominee Shareholder $1.00 for the Nominee Share and (b) PD $1.00 for the Holigen Nominee Share.

Section 2.4     Consideration and Allocation

            The Purchase Price shall be satisfied as follows.

(1)

Share Consideration. The Share Consideration shall be satisfied on Closing by the issuance to the Vendors of an aggregate of 32,632,545 Series 1 Preferred Shares (the “Consideration Shares”), to be issued, registered and delivered as so directed by the Vendors in writing, at a deemed share price of $7.15 per share, being the volume weighted average price of the common shares of the Purchaser as traded on the facilities of the TSXV for the five (5) trading days immediately preceding the date of this Agreement, as may be adjusted if required by the TSXV (the “Issue Price”). All Consideration Shares which are not, as of the Closing Date, converted into common shares of the Purchaser in accordance with their terms (the “Escrowed Consideration Shares”) will be delivered to the Escrow Agent and held in escrow pursuant to the applicable Escrow Agreement and released therefrom in accordance with the terms of such Escrow Agreement.

(2)

Cash Consideration and Loan Consideration. At Closing, the Purchaser shall pay the Cash Consideration and the Loan Consideration by wire transfer of immediately- available funds to the account designated by the Vendors in writing.

(3)

Allocation. The Cash Consideration shall be paid to the Vendors, and the Consideration Shares shall be issued to the Vendors, in their respective Vendor Pro Rata Portions, rounded to the nearest whole cent or share, as applicable. The Loan Consideration shall be paid to Pauric Holdco.

(4)

Withholding. The Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable or issuable pursuant to this Agreement such amounts as the Purchaser is required to deduct and withhold with respect to the making of such payment under any applicable Law. Such withholding may be made or satisfied by the Purchaser by withholding from the Vendors or PD such number of Consideration Shares at the Issue Price and/or such portion of the Cash Consideration or Loan Consideration required to satisfy the withholding amount.

ARTICLE 3
POST-CLOSING PURCHASE PRICE ADJUSTMENT

Section 3.1      Post-Closing Adjustment

            Within 90 days after the Closing Date, the Purchaser shall prepare and deliver to the Vendors a certificate, executed by the Purchaser, attaching the Closing Working Capital, which certificate shall contain a consolidated closing balance sheet of the Target Corporations and a calculation of Closing Working Capital, each as of the Closing (without giving effect to the transactions contemplated herein), and each prepared from the books and records of the Target Corporations in accordance with GAAP, consistently applied on the same basis as previously used by the Target Corporations (the “Closing Working Capital Statement”). The post-closing adjustment shall be an amount equal to the Closing Working Capital minus the Target Working Capital (the “Post-Closing Adjustment”). If the Post-Closing Adjustment is a positive number, the Purchaser shall pay in cash to the Vendors an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, the Vendors shall pay in cash to Purchaser an amount equal to the Target Working Capital minus the Closing Working Capital (that is, $0 minus the Post-Closing Adjustment).

Section 3.2    Examination

            After receipt of the Closing Working Capital Statement, the Vendors shall have 30 days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, the Vendors and the Vendors’ Accountant shall have access during regular business hours to the books and records of the Target Corporations, the personnel of, and work papers prepared by, the Purchaser or the Purchaser’s Accountant, or both, to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in Purchaser’s possession) relating to the Closing Working Capital Statement as the Vendors may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections, provided that such access shall be in a manner that does not interfere with the normal business operations of Purchaser or the Target Corporations.

Section 3.3      Objection

            On or before the last day of the Review Period, the Vendors may object to the Closing Working Capital Statement by delivering to the Purchaser a written statement setting forth the Vendors’ objections in reasonable detail, indicating each disputed item or amount and the basis for the Vendors’ disagreement therewith (the “Statement of Objections”). If the Vendors fail to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by the Vendors. If the Vendors deliver the Statement of Objections before the expiration of the Review Period, the Purchaser and the Vendors shall negotiate to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by the Purchaser and the Vendors, shall be final and binding.

Section 3.4      Resolution of Disputes

            If the Vendors and the Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of Deloitte LLP or, if Deloitte LLP is unable to serve, the Purchaser and the Vendors shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent chartered professional accountants other than the Vendors’ Accountant or the Purchaser’s Accountant (the “Independent Accountant”) who, acting as an expert and not as an arbitrator, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement as a consequence of such resolution. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively. The fees and expenses of the Independent Accountant shall be paid by the Vendors, on the one hand, and by the Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Vendors or the Purchaser, respectively, bears to the aggregate amount actually contested by Vendors and Purchaser. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the Parties shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments made as a consequence of such resolution to the Closing Working Capital Statement and the Post-Closing Adjustment shall be conclusive and binding upon the Parties.

Section 3.5      Payment of Post-Closing Adjustment

            Except as otherwise provided herein and subject to Section 12.6, any payment of the Post-Closing Adjustment, together with interest calculated as set forth below, shall (i) be due (x) within five (5) Business Days of acceptance of the applicable Closing Working Capital Statement or (y) if there are Disputed Amounts, then within five (5) Business Days of the resolution described in Section 3.4; and (ii) be paid by a wire transfer of immediately available funds to the account designated by the Purchaser or the Vendors in writing, as the case may be. The amount of any Post-Closing Adjustment shall bear interest from and including the Closing Date to and including the date of payment at a rate per annum equal to the prime rate published by the Bank of Canada plus 10%, subject to applicable Law. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

Section 3.6      Adjustments for Tax Purposes

            Any payments made pursuant to this Article 3 shall be treated as an adjustment to the Purchase Price attributable to the Purchased Shares by the Parties for Tax purposes, unless otherwise required by Law.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDORS AND GUARANTORS

Section 4.1      Representations and Warranties Regarding the Target Corporations

            The Vendors and the Guarantors jointly and severally represent and warrant as follows to the Purchaser and acknowledge and agree that the Purchaser is relying upon the representations and warranties in connection with its purchase of the Purchased Shares and, if applicable, the Nominee Share and the Holigen Nominee Share:

(a)

Organization and Qualification. Each Target Corporation is a corporation incorporated, continued, amalgamated or otherwise formed and is existing under the laws of its jurisdiction of organization and has the corporate power and authority to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is (or will be) a party. Each Target Corporation is qualified, licensed or registered to carry on business in each jurisdiction in which the nature of the Assets and Business carried on as of the date hereof makes such qualification, licensing or registration, as the case may be, necessary. Section 4.1(a) of the Vendor Disclosure Letter includes reference to all jurisdictions in which the nature of the Assets or the Business carried on as of the date hereof makes such qualification necessary or where any Target Corporation owns or leases any material Assets or conducts any Business.

(b)

Authority. The execution, delivery of and performance by each Target Corporation of each of the Ancillary Agreements to which it is (or will be) a party and the consummation of the transactions contemplated therein have been (or will be prior to the execution thereof) duly authorized by all necessary corporate action on the part of each applicable Target Corporation.

(c)

Solvency. Each Target Corporation is Solvent. Except as disclosed in Section 4.1(c) of the Vendor Disclosure Letter, no Target Corporation has filed (or, to the Vendors’ knowledge, had filed against it) a petition for relief under any insolvency or bankruptcy laws, committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, undergone a company recovery procedure or company reorganization, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself wound-up, taken any proceeding to have a receiver or liquidator appointed, had any encumbrancer take possession of any of its Assets, had an execution or distress issued against it, had any of its Assets levied, had a custodian appointed for any of its Assets or, to the Vendors’ knowledge, had any insolvency or receivership proceedings instituted by or against it, including any proceedings under any applicable corporate statute.

(d)

No Violation or Breach. Except for the filings, notifications, consents and Authorizations described in Section 4.1(e) and Section 4.1(f) of the Vendor Disclosure Letter, the execution and delivery by any Target Corporation of, and performance and consummation by any Target Corporation of any transaction contemplated in, this Agreement and each of the Ancillary Agreements to which it is (or will be) a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any Target Corporation’s constating documents or by-laws;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any of the terms or provisions of any Contracts or instruments to which it or any Target Corporation is a party or pursuant to which any Assets may be affected;

(iii)	do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by any Target Corporation or the operation of the Business;

(iv)

do not and will not give rise to any right of termination or acceleration of indebtedness or cause any third party indebtedness owing by a Target Corporation to come due before its stated maturity or cause any available credit facility to cease to be available on terms no less favourable than those currently existing;

(v)

do not and will not result in the imposition of any Lien upon any of the Assets or restrict, hinder, impair or limit the ability of a Target Corporation to carry on the Business as and where it is now being carried on or as and where it is currently contemplated that it will be carried on in the future;

(vi)

do not and will not result in any payment (including severance, unemployment compensation, golden parachute, bonus, change of control or otherwise) becoming due to any advisor, consultant or other service provider to any Target Corporation under any Contract or to any director, officer, shareholder or employee of any Target Corporation or increase any benefits otherwise payable under any Employee Plan of any Target Corporation or result in the acceleration of time of payment or vesting of any such benefits; and

(vii)	do not and will not result in the violation of any applicable Law.

(e)

Required Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to or in connection with the execution and delivery by the Vendors of this Agreement or the completion by the Vendors or the Target Corporations of the transactions contemplated by this Agreement, except for the filings, notifications and Authorizations described in Section 4.1(e) of the Vendor Disclosure Letter.

(f)

Required Consents. There is no requirement to give any notice to or obtain any consent of (which includes any waiver, permit, exemption, order, approval, agreement, amendment, confirmation, licence or other authorization) a party under any Contract to which any Target Corporation is a party as a condition to or in connection with the completion by the Target Corporation of any of the transactions contemplated by this Agreement, except for the notices and consents described in the Section 4.1(f) of Vendor Disclosure Letter.

(g)

Execution and Binding Obligation. Each of the Ancillary Agreements to which it is (or will be) a party will be on or prior to the Closing Date duly executed and delivered by each applicable Target Corporation and will, once executed and delivered by all applicable parties, constitute a legal, valid and binding obligation of each such Target Corporation enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(h)

Authorized and Issued Capital. Section 4.1(h) of the Vendor Disclosure Letter sets out (i) the authorized share capital and (ii) the issued and outstanding share capital, of each Target Corporation as of the date hereof, all of which (A) have been duly issued and are currently outstanding as fully paid and non-assessable, and (B) at the Closing Date, will have been duly issued and outstanding as fully paid and non-assessable. No Target Corporation owns or has any obligation or agreement of any nature to acquire, directly or indirectly, any securities in the capital of, or other equity or proprietary interest in, any other Person. None of the Target Corporations is a reporting issuer (as such term is defined under applicable Canadian securities Laws) and there is no published market for any of the

Purchased Shares, the Nominee Share, or the Holigen Nominee Share. Section 4.1(h) of the Vendor Disclosure Letter sets out all predecessor names for each Target Corporation. The Target Shareholder Transfer (PD) was completed on February 26, 2019 in accordance with applicable Law and, in connection therewith, all consents were obtained and all notices and filings with Governmental Entities were made, in each case in accordance with applicable Law.

(i)

Subsidiaries. All of the issued and outstanding shares of each Subsidiary, with the exception of Holigen Limited of which one nominee share is held by PD (the “Holigen Nominee Share”), are owned by one or more of the Target Corporations, as the registered and beneficial owner with good and marketable title, free and clear of all Liens, except for those restrictions on transfer, if any, contained in the constating documents of such Subsidiary as set forth in Section 4.1(i) of the Vendor Disclosure Letter and any restrictions on transfer contained in applicable Law (which Laws do not prohibit an indirect change of control of any Subsidiary).

(j)

No Other Agreements to Purchase or Right to Vote. Except for the Purchaser’s rights under this Agreement, the SPSA and the Credit Agreement, and except for the intended Target Shareholder Transfer (PC), no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual granted by a Target Corporation) capable of becoming such for the purchase, subscription, allotment or issuance of any of the issued or unissued securities of any Target Corporation. There are no outstanding bonds, debentures or other evidences of indebtedness of any of the Target Corporations having the right to vote (or that are convertible or exchangeable for, or exercisable into, securities having the right to vote) with the holders of the shares in the capital of any of the Target Corporations on any matter. There are no outstanding contractual obligations of any of the Target Corporations to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Target Corporations.

(k)

Dividends and Distributions. None of the Target Corporations (i) has ever, directly or indirectly, declared or paid any dividends or declared or made any other distribution to its shareholders or on any of its shares of any class; or (ii) has, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(l)

Corporate Records. The corporate records of the Target Corporations, including all constating documents and by-laws, minute books, registers, share certificate books and all other similar documents and records (collectively, the “Corporate Records”) are complete and accurate in all material respects and have been maintained in compliance with applicable Law in all material respects, and all present and former directors and officers of the Target Corporations were duly elected or appointed. The directors and officers of each Target Corporation are as set out in Section 4.1(l) of the Vendor Disclosure Letter. Each Target Corporation has obtained or will obtain before Closing all requisite consents and/or waivers under all applicable unanimous shareholders agreements to consummate the transaction of purchase and sale contemplated by this Agreement and all such unanimous shareholders agreements of the Target Corporations (or equivalent governing documents) are disclosed in Section 4.1(l) of the Vendor Disclosure Letter and will be terminated prior to the Closing. Section 4.1(l) of the Vendor Disclosure Letter also sets out the details of any capital call rights in respect of any Target Corporation. No Target Corporation has requested or received any funds in respect of any such capital call.

(m)

Ordinary Course. The Business has been carried on in the Ordinary Course since December 31, 2018. Without limiting the generality of the foregoing, except as disclosed in Section 4.1(m) of the Vendor Disclosure Letter, since December 31, 2018, no Target Corporation has:

(i)	increased its indebtedness for borrowed money or made any loan, advance, or assumed, guaranteed or otherwise became liable with respect to the liabilities or obligation of any Person;

(ii)	removed or received a notice of resignation from any auditor or director or terminated any officer or other senior employee;

(iii)	entered into any Contract with any Related Party;

(iv)	cancelled or waived any material claims or rights; or

(v)	made any change in any method of accounting or auditing practice, except as required by GAAP, or amended or approved any amendment to its constating documents, by-laws or capital structure.

(n)

No Material Adverse Change. Since December 31, 2018, there has not been any Material Adverse Change – Target, and to the knowledge of the Vendors, no event has occurred or circumstance exists which could reasonably be expected to result in such a Material Adverse Change – Target.

(o)

Compliance with Laws. Except as set out in Section 4.1(o) of the Vendor Disclosure Letter, each Target Corporation is conducting and has always conducted the Business and any past business in compliance with all applicable Laws, other than acts of non-compliance which, individually or in the aggregate, are not material. No Target Corporation nor any of its current directors, officers, agents or employees, nor, to the knowledge of the Vendors, any former director, officer, agent or employee has been charged, or, to the knowledge of the Vendors, has been under active investigation in the last twenty-four (24) months by any Governmental Entity in connection with any actual or alleged violation of any applicable Law that may directly or indirectly result in a Material Adverse Change – Target.

(p)	Authorizations.

(i)

The Target Corporations have obtained and are in compliance with all material Authorizations required by applicable Laws, necessary to conduct the Business as now being conducted (including for certainty, the Achieved Authorizations). The Achieved Authorizations are adequate in order for the Target Corporations to lawfully conduct the activities described in Section 4.1(p) of the Vendor Disclosure Letter. The Achieved Authorizations are the only Authorizations that are currently held by the Target Corporations that are material to any Target Corporation or the Business. Section 4.1(p) of the Vendor Disclosure Letter sets out a complete list of the Authorizations which have not yet been granted or issued to the Target Corporations but which are required for the Target Corporations to fully operate and conduct the Business as intended (including the Pending Authorizations), the purpose of such Authorization and the status of each such Authorization with the applicable Governmental Entity. Upon the granting or issuance of such Pending Authorizations, RPK and TCann will be permitted to export medicinal cannabis product into any European jurisdiction which permits the importation and distribution of medicinal cannabis.

(ii)	All Achieved Authorizations are in full force and effect, and, to the knowledge of the Vendors, no suspension or cancellation thereof has been threatened.

(iii)

Other than as disclosed in Section 4.1(p) of the Vendor Disclosure Letter, no Achieved Authorization will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(iv)

There are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Target Corporation, pending, or, to the knowledge of the Vendors, threatened, against any Target Corporation which may cause any Achieved Authorization to be withdrawn, revoked, terminated, suspended, not renewed or result in any other impairment of the rights granted under such licence, certificate, approval or permit. None of the Target Corporations is subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation letter, or other written notice, response or commitment made to or with a Governmental Entity or any other regulatory authority, and, to the knowledge of the Vendors, no such proceedings have been threatened.

(v)

Except for ordinary course inquiries by a Governmental Entity that are not material, no Governmental Entity is presently alleging or asserting, or, to the Vendors’ knowledge, threatening to allege or assert, non-compliance with any applicable legal requirement or registration in respect of any of the Target Corporations’ conduct relating to the Business.

(vi)

There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with the Achieved Authorizations or the Pending Authorizations.

(vii)

Other than as disclosed in Section 4.1(p) of the Vendor Disclosure Letter, no reports, documents, records, filing or submission to a Governmental Entity or any other regulatory body, that was or is intended to be the basis for any approval of any of the Target Corporations’ conduct relating to the Business, to the knowledge of the Vendors, contains any material omission or false information.

(q)

Sufficiency of Assets. Other than holding shares of one or more Target Corporations and carrying on activities reasonably ancillary thereto, the Business is the only business operation carried on by the Target Corporations. Other than as disclosed in Section 4.1(q) of the Vendor Disclosure Letter, the Assets will include, as at the Closing Date, all rights and property necessary to enable each of the Target Corporations to conduct the Business after the Closing consistent with the conduct of Business by such Target Corporations prior to Closing.

(r)	Title to the Assets.

(i)

Each Target Corporation owns (with good and marketable title) all of the properties (other than real property) and assets that it purports to own that are material to the conduct of the Business including all the properties (other than real property) and assets reflected as being owned by such Target Corporation in its financial Books and Records and as of the Closing Date.

(ii)

Each Target Corporation has legal and beneficial ownership of its Assets free and clear of all Liens, except for Permitted Liens or as otherwise set out in Section 4.1(r) of the Vendor Disclosure Letter.

(iii)

No other Person owns any property (other than real property) or assets which are being used in the Business except for the personal property leased by the Corporation pursuant to the Material Contracts and the Intellectual Property licensed to the Target Corporations disclosed in Section 4.1(nn) of the Vendor Disclosure Letter.

(iv)

With respect to each Target Corporation, (a) all of its tangible personal property used by it in connection with the Business has been maintained in accordance with generally accepted industry practice and is, in all material respects, in good operating condition and repair, ordinary wear and tear excepted, (b) all personal property leased by it as lessee is, in all material respects, in the condition required of such property by the terms of the lease applicable thereto during the term of the lease and upon expiration thereof, (c) in respect of all owned personal property, there are no material Claims currently proceeding, pending, or, to the knowledge of the Vendors, threatened against or affecting any of such owned personal property which could be reasonably expected to affect the Vendor’s title to such personal property, and (d) in respect of all leased personal property, to the knowledge of the Vendors, there are no material claims currently proceeding, pending or threatened against or affecting such leased personal property which could be reasonably expected to affect the Vendor’s rights in respect of such personal property.

(v)

No part of the Assets of any of the Target Corporations (whether leased or owned), other than real property, has been taken, condemned or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor do the Vendors have any knowledge of any intent or proposal to give such notice or commence any such proceedings.

(s)

No Options, etc. to Purchase Assets. No Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from any Target Corporation of any Assets, other than inventory to be sold in the Ordinary Course.

(t)

Condition of Tangible Assets. To the knowledge of the Vendors, none of the buildings, plants, structures, vehicles, equipment or other property of the Target Corporations are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(u)

Material Contracts. Except for the Contracts listed in Section 4.1(u) of the Vendor Disclosure Letter (collectively, the “Material Contracts”), to the knowledge of the Vendors, no Target Corporation is a party to or bound by:

(i)

any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(ii)

any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting the freedom of any Target Corporation to engage in any line of business, set the material terms of its Contracts, compete with any other Person, solicit any Persons for any purpose or otherwise to conduct its business;

(iii)	any employment, severance, change in control, personal services, consulting, non-competition or indemnification Contracts;

(iv)	any partnership or joint venture (or similar entity) agreements;

(v)	any Contract for the acquisition, sale or lease of material Assets or any economic interest therein (by purchase or sale of assets or stock or otherwise

(vi)	any Contract for capital expenditures in excess of $50,000 in the aggregate;

(vii)	any Contract with any Governmental Entity;

(viii)	any Contract with any Related Party;

(ix)	any Contract, other than contracts of employment that are disclosed in the Vendor Disclosure Letter, that provides for annual payments by or to a Target Corporation in excess of $50,000 per annum;

(x)	any Contract that provides for success fees or contingency payments; or

(xi)	any Contract that is material to the Business or if terminated or modified or if it ceased to be in effect, would reasonably be expected to result in a Material Adverse Change – Target.

(v)	No Breach of Material Contracts. To the knowledge of the Vendors:

(i)	each Target Corporation has performed all of the material obligations required to be performed by it to date and is entitled to all benefits under the Material Contracts to which it is a party;

(ii)	no Target Corporation is alleged to be in material default or breach of any Material Contract to which it is a party;

(iii)

each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of any Target Corporation or its counterparty under any Material Contract; and

(iv)	true, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

(w)

Restrictions on Business Activities. There is no Contract, and there is no arbitral award, judgment, injunction, order or decree, binding upon any Target Corporation that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of any Target Corporation, any acquisition or disposition of property by any Target Corporation or the conduct of the Business as currently conducted or as proposed to be conducted.

(x)

Rights of Other Persons. No Person has any right of first refusal, right of first offer, or option to purchase or any other right of participation in any of the material Assets or properties (other than real property) owned or held by any of the Target Corporations (including the Achieved Authorizations), or any part thereof, or, to the knowledge of the Vendors, in respect of the RPK Real Property, nor is any Person entitled to any material rebate, refund, payment, credit or other benefit in the event that any product or service provided by any of the Target Corporations fails to achieve specified results, a specified level of performance or other criteria.

(y)

Major Suppliers. Section 4.1(y) of the Vendor Disclosure Letter sets forth a comprehensive listing, as of the date of this Agreement, of each contractor and supplier of goods and services to the Target Corporations to whom or by whom the Target Corporations paid or were billed in excess of $50,000 in the aggregate during the twelve (12) month period prior to the date hereof. No Target Corporation has received written notice that any such contractor or supplier has any intention to change its relationship or the terms upon which it conducts business with it.

(z)	Books and Records.

(i)	All accounting and financial Books and Records of the Target Corporations have been fully, properly and accurately kept and completed in all material respects.

(ii)

Such Books and Records and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which are not reasonably expected to be available in the Ordinary Course.

(aa)

Financial Statements. The Financial Statements have been prepared by management of each respective Target Corporation in accordance with GAAP or other applicable accounting standard as stated therein, and each presents fairly the financial position of the applicable Target Corporation as at the date of such Financial Statements and results of its operations for the period then ended in accordance with GAAP or other applicable accounting standard as stated therein and reflects appropriate and adequate reserves in respect of contingent liabilities, if any, as reasonably determined by management. True, correct and complete copies of the Financial Statements are disclosed in Section 4.1(aa) of the Vendor Disclosure Letter.

(bb)

No Material Undisclosed Liabilities. No Target Corporation has any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than (i) liabilities or obligations to the extent shown on the Financial Statements, (ii) current liabilities incurred in the Ordinary Course since December 31, 2018, or (iii) liabilities disclosed in Section 4.1(bb) of the Vendor Disclosure Letter. For certainty, no Target Corporation has any loan, or other liability or indebtedness, owing to any of the Vendor Parties or any affiliate or associate of a Vendor Party other than any such indebtedness disclosed in Section 4.1(bb) of the Vendor Disclosure Letter.

(cc)	Employees.

(i)

Section 4.1(cc) of the Vendor Disclosure Letter includes a complete and accurate list of (a) the names, titles and annual compensation entitlements and other compensation entitlements (including non-cash fringe benefits in excess of $50,000 per annum) of all persons employed or engaged by any of the Target Corporations on a full or part-time basis and all persons (other than lawyers and external chartered accountants) who provide consulting or other services to any of the Target Corporations on a full or part-time basis, including all individuals who may be considered to be employees pursuant to applicable Law or equity, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment, and (b) the date each such Person was hired or retained.

(ii)

Since the date that is one (1) year prior to the date hereof, (x) there has not been any increase in the rate of compensation payable or to become payable by a Target Corporation to a director, employee or officer of a Target Corporation (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees); (y) there has been no loan made to, nor grant of security nor guarantee to, or payment, grant or accrual of any bonus payment, retention payment, incentive compensation payment, service award payment, or other similar payment to a director, employee or officer of a Target Corporation; and (z) there have been no changes to the compensation structure applicable to any director, employee or officer of a Target Corporation.

(iii)	The Purchaser has been provided with true and complete copies of any Contracts for the employment or engagement of any officer, director, consultant or employee of any of the Target Corporations.

(iv)

No Target Corporation has entered into any Contract or made any arrangements with any of its employees or service providers which could reasonably be expected to have the effect of depriving it of the continued services of any such persons following the Closing Date. To the knowledge of the Vendors, none of the employees of the Target Corporations currently intends to resign their employment.

(v)

The employment of all employees of the Target Corporations may be terminated at any time without the payment of any consideration, except as may be required by applicable Law and consistent with the terms of their employment agreements as disclosed in Section 4.1(cc) of the Vendor Disclosure Letter.

(vi)

Except as disclosed in Section 4.1(cc) of the Vendor Disclosure Letter, each Target Corporation has paid to the date of this Agreement, or to the last scheduled pay day immediately preceding the date of this Agreement, all amounts due and payable on account of salary, fees, bonus payments, commissions and all other remuneration and other payment obligations to or on behalf of any and all of its employees, and the Financial Statements properly reflect all required accruals, whether for vacation pay or otherwise.

(vii)

No Target Corporation is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of the Vendors, threatened strikes or lockouts or any charge of unfair labour practice. No Target Corporation has experienced any work stoppage.

(viii)

There are no material Claims for wrongful dismissal, constructive dismissal or any other material Claim, actual, pending or, to the knowledge of the Vendors, threatened, or any litigation, actual, pending or, to the knowledge of the Vendors, threatened, relating to employment or termination of employment of employees or independent contractors of any of the Target Corporations.

(ix)

Each of the Target Corporations has, in all material respects, operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Vendors, threatened proceedings before any Governmental Entity with respect to any employment or labour matters.

(dd)	Employee Plans.

(i)	Section 4.1(dd) of the Vendor Disclosure Letter contains a list of every Employee Plan.

(ii)

The Vendors have delivered to the Purchaser true, complete and up-to- date copies of all written Employee Plans and all amendments thereto together with all summary descriptions of the Employee Plans provided to past or present participants therein, the statement of investment policies for each plan, all funding agreements and service provider contracts or other contracts in respect of the Employee Plan in respect of which any Target Corporation may have liability (including insurance Contracts, investment management agreements, subscription and participation agreements and record keeping agreements).

(iii)

No fact, condition or circumstance exists that would affect the information contained in the documents provided pursuant to the preceding paragraph and, in particular, no promises or commitments have been made by any Target Corporation to amend any Employee Plan.

(iv)	All Contracts in respect of the Employee Plans are valid and the relevant Target Corporation can enforce such Contracts or cause such contracts to be enforced.

(v)

All employer and employee obligations in respect of the Employee Plans, including payments, contributions and premiums required under applicable Law and their terms have been satisfied and there are no outstanding defaults or violations in respect thereof.

(vi)	There are no Claims pending or, to the knowledge of the Vendors, threatened with respect to the Employee Plans against any Target Corporations, other than Claims for benefits in the Ordinary Course.

(vii)

None of the Employee Plans require or permit a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any self-insured Employee Plan is reasonable and sufficient to provide for all unreported Claims and incurred Damages.

(ee)

Insurance. Section 4.1(ee) of the Vendor Disclosure Letter contains a correct and complete list of insurance policies to which any Target Corporation is a party, as insured or a beneficiary or under which such Target Corporation or any officer or director of the Target Corporation is covered, setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. The Target Corporations maintain such policies of insurance, issued by responsible insurers, as are, to the Vendors’ knowledge, appropriate to the Business and Assets (including liability insurance), in such amounts and against such risks and subject to such deductibles as are, to the Vendors’ knowledge, customarily carried and insured against by owners of comparable businesses, properties and assets. The proceeds of such policies are fully payable to a Target Corporation. All such policies of insurance are in full force and effect and in good standing, and will continue to be so until the Closing. None of the Target Corporations is in material default with respect to any of the provisions contained in the insurance policies. There is no reason to believe that any such policies as applicable to the Target Corporations only would not continue to be renewed in the Ordinary Course and at consistent premiums, subject to general market fluctuations, after completion of the transactions contemplated hereby.

(ff)	Anti-Corruption.

(i)

No Target Corporation and no representative, or Person acting on behalf, of any Target Corporation in its capacity as such has violated the anti- bribery or anti-corruption Laws of any jurisdiction applicable to the Target Corporations.

(ii)

Neither any of the Target Corporations, any Vendor nor, to the knowledge of the Vendor, any Person acting on their behalf, is, has been, or is reasonably expected to become the subject of or a party to any Claim or internal investigation related to any anti-bribery or anti-corruption Laws and there are no circumstances likely to lead or give rise to any Claim or internal investigation.

(iii)	The Target Corporations have at all times complied with all Laws relating to export control and trade sanctions or embargoes applicable to the Target Corporations.

(iv)

None of the Target Corporations, any Vendor nor any of their affiliates are, or are considered by any Governmental Entity or state-owned or controlled entity (“SOE”) to be, suspended from tendering or ineligible to tender for any contract or business with, or ineligible to be awarded any contract or business by, a Governmental Entity or SOE or suspended from tendering or ineligible to tender for or perform any sub-contracting work under a contract with a Governmental Entity or SOE.

(gg)

Money Laundering. The Business has been conducted by the Target Corporations collectively, in compliance with financial record-keeping and reporting requirements of applicable Laws relating to money laundering and there is no Claim by or before any court or other Governmental Entity or any arbitrator non-Governmental Entity involving any Target Corporation with respect to such Laws and no such Claim is, to the knowledge of the Vendors, pending or threatened.

(hh)	Taxes.

(i)

Except as disclosed in Section 4.1(hh) of the Vendor Disclosure Letter, each Target Corporation has paid all Taxes which are due and payable within the time required by applicable Law, and has paid all assessments and reassessments it has received in respect of Taxes. Each Target Corporation has provided full and adequate provision in accordance with GAAP in the Financial Statements for all Taxes for periods to which they relate which are not yet due and payable. Since the date of such financials, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. No Target Corporation has received any refund of Taxes to which it is not entitled.

(ii)

Except as disclosed in Section 4.1(hh) of the Vendor Disclosure Letter, each Target Corporation has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by applicable Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete in all material respects and such Tax Returns reflect accurately all liability for Taxes of each Target Corporation for the periods covered thereby.

(iii)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, any Target Corporation.

(iv)

To the knowledge of the Vendors, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending or threatened against any Target Corporation in respect of Taxes and, to the knowledge of the Vendors, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against any Target Corporation by a Governmental Entity. No Target Corporation is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and no Target Corporation has received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date.

(v)

Each Target Corporation has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(vi)

No claim has ever been made in writing by a Governmental Entity in respect of Taxes in a jurisdiction where any Target Corporation does not file Tax Returns that such Target Corporation is or may be subject to Tax by that jurisdiction.

(vii)

No Target Corporation is party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity).

(viii)	No Target Corporation is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.

(ix)	None of the Target Corporations own any interest in Taxable Australian Property (as defined in Section 855-15 of the Australian Income Tax Assessment Act).

(x)	All of the Portuguese real estate assets owned by any of the Target Corporations were used in an agricultural, industrial or commercial activity (meaning it is not for trading).

(xi)

No more than 50% of the Target Corporations’ total assets (in accordance with the applicable Portuguese GAAP) are “immovable property” as defined in the Article 27, n.º2, c) of the Portuguese Tax Benefits Code (“Estatuto dos Benefícios Fiscais”).

(ii)	Related Party Transactions.

(i)

Except as disclosed in Section 4.1(ii) of the Vendor Disclosure Letter, there are no accounts payable, accounts receivable or other obligations, transactions, Contracts or liabilities of any nature whatsoever between any Target Corporation, on the one hand, and any Related Party, on the other hand, excluding (a) any obligation of such Target Corporation incurred in the Ordinary Course to pay wages, salaries or fees for service to any Related Party in connection with such Related Party’s services as an employee of such Target Corporation, or (b) any intercompany liabilities as between the Target Corporations incurred in the Ordinary Course.

(ii)

No Related Party owns or has any proprietary, financial or other interests (direct or indirect) in any Authorization, Pending Authorization or Asset which any Target Corporation owns, possesses or uses or proposes to own, use or possess in the operation of the Business as now or previously conducted.

(jj)

No Action. To the knowledge of the Vendors, there is no action, suit or proceeding, at law or at equity, for or by any Governmental Entity which would prevent or materially adversely affect the transactions contemplated by this Agreement or any Ancillary Agreement to which it or any Target Corporation is (or will be) a party.

(kk)

No Brokers. Except for the fees payable to National Bank Financial Inc. as advisor to the Target Corporations in respect of the proposed sale and purchase of the Purchased Shares, neither the Vendors, the Guarantors nor any Target Corporation, nor any of the foregoing’s representatives has incurred any liability or obligation to any consultant, broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement or any Ancillary Agreement to which it is (or will be) a party and the Purchaser has been provided with true and complete copies of all Contracts evidencing the foregoing.

(ll)

Full Disclosure. Neither this Agreement, the Vendor Disclosure Letter nor any Ancillary Agreement (i) contains any untrue statement of a material fact in respect of the affairs, operations or condition of the Target Corporations, the Assets, the Business or the transactions contemplated herein, or (ii) to the knowledge of the Vendors, omits any statement of a material fact necessary in order to make the statements in respect of, the affairs, operations or condition of any Target Corporation, the Assets, the Business or the transactions contemplated by this Agreement contained herein or therein not misleading. There is no fact known to the Vendors or a Guarantor which materially and adversely affects the affairs, operations, condition or prospects of any Target Corporation, the Assets, the Business or the transactions contemplated herein, or which could reasonably be expected to lead to a Material Adverse Change – Target, which has not been set forth in this Agreement or in the Vendor Disclosure Letter.

(mm)	Real Property.

(i)	The Target Corporations, collectively, are the legal and beneficial owners of the owned Real Property, as applicable.

(ii)

One or more Target Corporations has good and marketable property right to, or a valid leasehold interest in, all Real Property. All such Real Property (including leasehold interests) is free from all Liens except for Permitted Liens.

(iii)	Each Target Corporation does not own, and has not directly or indirectly owned, any legal or beneficial interest in any real property, other than the owned Real Property and the RPK Real Property.

(iv)	Each Target Corporation has kept and maintained the Real Property in good operating condition and repair to preserve its value and operating efficiency, normal wear and tear excepted.

(v)

Section 4.1(mm) of the Vendor Disclosure Letter sets out a list of the real property in Portugal which any Target Corporation has a right to acquire or lease (the “RPK Real Property”). The current Contracts in respect of the RPK Real Property are not with Related Parties of the Target Corporations and such Contracts are in good standing and in full force and effect and no default has occurred on the part of the Target Corporations under any of such Contract, nor to the Vendors’ knowledge has any default occurred by any other party thereto under any such Contract (except in each case, any such default that has previously been cured). The RPK Real Property will not be acquired or leased from a Related Party of the Target Corporations and such acquisition or lease will be on arm’s length terms. Except as disclosed at Section 4.1(mm) of the Vendor Disclosure Letter, the Vendors have no reason to believe the RPK Real Property will not become owned Real Property of the Target Corporations under the same conditions and warranties as provided for in this Section 4.1(mm) in respect of owned Real Property as at the applicable closing of the purchase of the RPK Real Property by a Target Corporation.

(vi)

Section 4.1(mm) of the Vendor Disclosure Letter lists (i) the municipal address of each parcel of Real Property and RPK Real Property, (ii) if such Real Property or RPK Real Property is (or is intended to be) leased or subleased by the applicable Target Corporation, the details of such lease or sublease (and any amendments and restatements, supplements or modifications), including the name of the landlord, the rental amount currently being paid (including any prepaid rental payments and specifying any breakdown of base rent and additional rents), the expiration of the term of such lease or sublease, any rights of renewal, any restrictions on assignment or change of control pertaining to such lease, (iii) the current use of such Real Property and RPK Real Property, and (iv) any Lien over such Real Property and RPK Real Property, other than Permitted Liens.

(vii)	With respect to the current use of the Real Property and the intended use of the RPK Real Property:

(A)

except as set out in Section 4.1(mm)(vii) of the Vendor Disclosure Letter, all licences, certificates, consents, approvals, rights, permits (including building and occupancy permits) and agreements required to enable the Real Property and RPK Real Property to be used, operated and occupied in its current and intended manner are being complied with or have been obtained, or to the extent that any have not already been obtained, the same are not yet required and, if not yet required but the same are material, the Vendors have no reason to believe that the same will not be available before the time that the same are so required;

(B)

all applicable legal and contractual requirements with regard to the use, occupancy, severance, transfer (in respect of the RPK Real Property), construction and operation thereof, including all zoning, by-laws, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental authority are being complied with and the Vendors have no reason to believe that any such applicable legal or contractual requirement is not being complied with;

(C)	all declarations, easements, rights-of-way, covenants, consents, conditions and restrictions of record or required by Law are being complied with;

(D)	all building services required for the proper functioning of the Real Property and RPK Real Property have been obtained, are functioning properly and are fit and suitable for their intended purpose.

(viii)

There are no agreements, options, rights, contracts or commitments to sell, transfer or otherwise dispose of any Real Property or RPK Real Property or that would restrict the ability of the Target Corporations to directly or indirectly transfer any Real Property or RPK Real Property.

(ix)	With respect to leased Real Property:

(A)

the Vendors have delivered or made available to the Purchaser true, complete and correct copies of any and all leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications thereto. Such leases have been duly authorized and approved by the Target Corporation that is party thereto, and are, to the knowledge of the Vendors, valid, binding and enforceable in accordance with their terms subject to bankruptcy and equitable remedies;

(B)

no Target Corporation is a sublessor or grantor under any sublease, license, occupancy agreement or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property;

(C)

as of the date hereof, the leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications are in good standing and in full force and effect and no default has occurred on the part of the Target Corporations under any of such leases, nor to the Vendors’ knowledge has any default occurred by the tenants under such leases (except in each case, any such default that has previously been cured);

(D)

to the Vendors’ knowledge, there is no existing condition which, but for the passage of time or the giving of notice, could result in (A) default by a Target Corporation under the terms of any of the leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications, or (B) default by a tenant under the terms of its lease; and

(E)	there is no existing defect or condition affecting any leased Real Property that is impairing the current use of such leased Real Property in connection with the Business and the Target Corporations.

(x)

No material improvements constituting a part of the Real Property or RPK Real Property encroach on real property owned or leased by a Person other than the Target Corporations, and there is no encroachment or right of first refusal or first offer onto the Real Property, or RPK Real Property prior to owning or once owned, by buildings or improvements from adjoining lands.

(xi)

There are no actions pending nor, to the Vendors’ knowledge, threatened against the Target Corporations, the Real Property or the RPK Real Property or any portion thereof or interest therein which would adversely affect the value of the Real Property or the RPK Real Property, the income generated by the Real Property or RPK Real Property, vacancy rates in respect of the Real Property or RPK Real Property or the assets, financial condition, Business or operations of the Target Corporations.

(xii)	The Vendors have not withheld any information of a material nature relating to the Real Property or RPK Real Property.

(xiii)	True and complete copies of all agreements with respect to the Real Property and the RPK Real Property have been provided to the Purchaser.

(xiv)

No owned Real Property, or to the knowledge of the Vendors, no leased Real Property nor the RPK Real Property, has been taken, condemned or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor do the Vendors have any knowledge of any intent or proposal to give such notice or commence such proceedings.

(nn)	Intellectual Property.

(i)

The Target Corporations own all right, title and interest in and to, or are validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the Business, as currently conducted (collectively, the “Corporation Intellectual Property Rights”). All such Corporation Intellectual Property Rights are sufficient, in all material respects, Intellectual Property required to conduct the Business, as currently conducted, and to the knowledge of the Vendors, all such Corporation Intellectual Property Rights are valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally), and do not infringe upon the Intellectual Property rights of any third party.

(ii)	Section 4.1(nn) of the Vendor Disclosure Letter sets forth a list of all Corporation Intellectual Property Rights owned or licensed by or to the Target Corporations.

(iii)	The Target Corporations, as applicable, own all right, title and interest in and to the trade-marks, trade names and service marks listed Section 4.1(nn) of the Vendor Disclosure Letter.

(iv)

Section 4.1(nn) of the Vendor Disclosure Letter sets out all material Intellectual Property of third parties used by the Target Corporations in the Business other than software licenses obtained “off the shelf” or online (“Third Party Intellectual Property”). Except as disclosed in Section 4.1(nn) of the Vendor Disclosure Letter, the Target Corporations use the Third Party Intellectual Property only pursuant to valid, effective written license agreements and no Target Corporation has exercised any rights, including any use, reproduction, distribution or derivative work rights, outside the scope of any such licenses.

(oo)

Data Privacy and Security. No Target Corporation has been notified in writing of nor, to the knowledge of the Vendors, is the subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

(pp)

Proprietary Information of Third Parties. To the knowledge of the Vendors, no third party has claimed or has reason to claim that any Person now or previously employed or engaged as a consultant by any of the Target Corporations has (i) violated or may be violating any of the terms or conditions of their employment, non-competition or non-disclosure agreement with such third party, (ii) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or violated any confidential relationship which such Person may have had with such third party in connection with the development or sale of any service, product or proposed service or product of any of the Target Corporations, or (iii) interfered or may be interfering in the employment relationship or other contractual relationship between such third party and any of its present or former employees.

(qq)

Confidentiality. The provision of information to the Purchaser in connection with the transactions contemplated in this Agreement has not violated any confidentiality or non-disclosure obligation of any of the Target Corporations.

(rr)	Environmental Laws.

(i)	Each Target Corporation is in compliance with all applicable Environmental Laws in all material respects.

(ii)	To the knowledge of the Vendors, there are no contaminants located in the ground or in groundwater under any of the facilities owned or leased by any of the Target Corporations.

(iii)

No Target Corporations has received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that a Target Corporation carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iv)	There are no pending Claims or, to the knowledge of the Vendors, threatened Claims, against any Target Corporation arising out of any Environmental Laws.

(ss)

Litigation. Except as disclosed in Section 4.1(ss) of the Vendor Disclosure Letter, there is no material Claim currently proceeding, pending or, to the knowledge of the Vendors, threatened against or relating to any of the Target Corporations or affecting any of their properties or promissory rights, Authorizations, Pending Authorizations or Assets before any court or other Governmental Entity nor, to the knowledge of the Vendors, is there any basis for any such Claim, action, proceeding or investigation. To the knowledge of the Vendors, except as disclosed in Section 4.1(ss) of the Vendor Disclosure Letter, no Target Corporation nor any of the Target Corporations’ respective Assets are subject to any outstanding judgment, order, writ, injunction or decree. There is no material Claim by any of the Target Corporations against any Person, nor, to the knowledge of the Vendors, is any such material Claim pending or threatened.

(tt)

Banking Relationships. Except as disclosed in Section 4.1(tt) of the Vendor Disclosure Letter, the Corporation has bona fide banking relationships and one or more registered banking accounts with a recognized financial institution in Australia and Portugal. To the knowledge of the Vendors, all such banking relationships comply with applicable Laws.

(uu)

Taxes in Portugal. There are currently no Tax foreclosures or enforcement proceedings pending, or to the knowledge of the Vendors, threatened against the Target Corporations in Portugal, and to the knowledge of the Vendors, there are no circumstances, and the Target Corporations do not have any debts, that could become a Tax foreclosure or result in enforcement proceedings in Portugal in the future. To the knowledge of the Vendors, there are no Taxes outstanding in respect of the RPK Real Property.

(vv)

Products. Each product sold or delivered by any Target Corporation is and has been sold or delivered in conformity in all material respects with all applicable Contracts of the applicable Target Corporation and all express and implied warranties of the Target Corporations, and none of the Target Corporations has any liability (and to the knowledge of the Vendors, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability) for replacement thereof or other Damages, liability or obligations in connection therewith. Section 4.1(vv) of the Vendor Disclosure Letter includes copies of the standard terms and conditions of sale for the Target Corporations (containing applicable guarantee, warranty, and indemnity provisions). No product sold or delivered by any of the Target Corporations is subject to any material guarantee, warranty, or other indemnity beyond the applicable standard terms and conditions of sale set forth in Section 4.1(vv) of the Vendor Disclosure Letter.

Section 4.2      Representations and Warranties Regarding the Vendors and the Guarantors

            The Peter Parties and the Pauric Parties severally represent and warrant to the Purchaser and acknowledge and agree that the Purchaser is relying upon the representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares and, if applicable, the Nominee Share and the Holigen Nominee Share:

(a)

Organization and Qualification. Such Vendor and such Guarantor: (i) if not an individual, is a corporation incorporated, continued, amalgamated or otherwise formed and is existing under the laws of its jurisdiction of organization and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is (or will be) a party, or (ii) if an individual, is of the full age of majority and has the legal capacity and competence to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which such Vendor or Guarantor is (or will be) a party.

(b)

Authority. If such Vendor or Guarantor is not an individual, the execution, delivery of and performance by each such Person of this Agreement and each of the Ancillary Agreements to which each such Person is (or will be) a party and the consummation of the transactions contemplated herein and therein have been (or will be prior to the execution thereof) duly authorized by all necessary corporation action on the part of such Person.

(c)

Solvency. Except as disclosed in Section 4.2(c) of the Vendor Disclosure Letter, such Vendor and Guarantor is Solvent. None of the foregoing Persons has filed (or, to the applicable Vendor’s knowledge, had filed against it) a petition for relief under any insolvency or bankruptcy laws, committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, undergone a company recovery procedure of company reorganization (if such Person is not an individual), taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself wound-up or have a liquidator appointed (if such Person is not an individual), taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its Assets, had an execution or distress issued against it, had any of its Assets levied, had a custodian appointed for any of its Assets or, to the applicable Vendor’s knowledge, had any insolvency or receivership proceedings instituted by or against it, including (if such Person is not an individual) any proceedings under any applicable corporate statute.

(d)

No Violation or Breach. The execution and delivery by such Vendor and Guarantor of, and performance and consummation by such Vendor and Guarantor of any transaction contemplated in, this Agreement and each of the Ancillary Agreements to which such Person is (or will be) a party:

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition), to the extent such Vendor or Guarantor is not an individual, constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of such Vendor’s or Guarantor’s constating documents or by-laws;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts to which such Vendor or Guarantor is a party or pursuant to which the Vendor’s or Guarantor’s assets or property may be affected;

(iii)

do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by (x) such Vendor in connection with the ownership of the Purchased Shares or the operation of the Business; (y) the Nominee Shareholder in connection with the ownership of the Nominee Share; or (z) PD in connection with the ownership of the Holigen Nominee Share;

(iv)

do not and will not give rise to any right of termination or acceleration of indebtedness or cause any third party indebtedness owing by such Vendor or Guarantor to come due before its stated maturity or cause any available credit facility to cease to be available on terms no less favourable than those currently existing;

(v)

do not and will not result in the imposition of any Lien upon any of the Assets or restrict, hinder, impair or limit the ability of a Target Corporation to carry on the Business as and where it is now being carried on or as and where it is currently contemplated that it will be carried on in the future; and

(vi)	do not and will not result in the violation of any applicable Law.

(e)

Required Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to or in connection with the execution and delivery by such Vendor or Guarantor of this Agreement or the completion by such Vendor or Guarantor of the transactions contemplated by this Agreement.

(f)

Required Consents. There is no requirement to give any notice to or obtain any consent of (which includes any waiver, permit, exemption, order, approval, agreement, amendment, confirmation, licence or other authorization) a party under any Contract to which such Vendor or Guarantor is a party as a condition to or in connection with the execution and delivery by such Vendor or Guarantor of this Agreement or the completion by such Vendor or Guarantor of any of the transactions contemplated by this Agreement.

(g)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which such Vendor or Guarantor is (or will be) a party has been (or in the case of certain Ancillary Agreements, will be prior to the Closing Date) duly executed and delivered by such Vendor or Guarantor, as applicable, and constitutes (or will, once executed and delivered by all applicable parties, constitute) a legal, valid and binding obligation of such Vendor or Guarantor, as applicable, enforceable against such Person in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(h)

No Other Agreements to Purchase. Except for the Purchaser’s rights under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual, written or oral) capable of becoming such for the purchase or acquisition from (x) such Vendor of any Purchased Shares; (y) the Nominee Shareholder of the Nominee Share; or (z) PD of the Holigen Nominee Share.

(i)	Title to Nominee Shares.

(i)

The Nominee Shareholder owns one (1) Nominee Share, being the sole issued and outstanding Nominee Share, as the registered and beneficial owner with good and marketable title, free and clear of all Liens other than those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Nominee Share as contemplated herein, subject to customary post-Closing filings) or in the memorandum and articles of association of the Corporation as set forth in Section 4.2(i) of the Vendor Disclosure Letter. Upon completion of the transaction contemplated by this Agreement, the Nominee Shareholder will have transferred to the Purchaser or as directed by the Purchaser good and valid title to such Nominee Share, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Nominee Share as contemplated herein, subject to customary post-Closing filings) or in the memorandum and articles of association of the Corporation as set forth in Section 4.2(i) of the Vendor Disclosure Letter (which shall have been complied with by the Nominee Shareholder, the Vendor and the Corporation) or (ii) Liens granted to the Purchaser pursuant to the SPSA and the Credit Agreement.

(ii)

PD owns one (1) Holigen Nominee Share, being the sole issued and outstanding share of Holigen Limited not held by the Corporation, as the registered and beneficial owner with good and marketable title, free and clear of all Liens other than those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Holigen Nominee Share as contemplated herein, subject to customary post-Closing filings) or in the memorandum and articles of association of Holigen Limited. Upon completion of the transaction contemplated by this Agreement, PD will have transferred to the Purchaser or as directed by the Purchaser good and valid title to the Holigen Nominee Share, free and clear of all Liens other than those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Holigen Nominee Share as contemplated herein, subject to customary post-Closing filings).

(j)

Spouses. The spouse of such Vendor (if an individual) or Guarantor (if an individual) has not in any manner whatever contributed work, money or money’s worth in respect of the acquisition, management, maintenance, operation or improvement of the Purchased Shares, the Holigen Nominee Share, the Assets, the Business or the Target Corporations and the spouse of the Nominee Shareholder has not in any manner whatever contributed work, money or money’s worth in respect of the acquisition, management, maintenance, operation or improvement of the Nominee Share, nor has any such spouse assumed any responsibility within the meaning of the Family Law Act (Ontario) or similar legislation of any other relevant jurisdiction (collectively, the “FLA”) which would or could potentially give such spouse an interest in any or all of the Purchased Shares, the Holigen Nominee Share, or the Nominee Share, as applicable. No order has been given under the FLA which would or does affect the Purchased Shares, the Holigen Nominee Share, or the Nominee Share or the title of such Vendor, PD, or the Nominee Shareholder, respectively, thereto in any manner whatsoever nor is there any application threatened or pending under the FLA or otherwise by such spouse for an order which might affect the Purchased Shares, the Holigen Nominee Share, or the Nominee Share or such Vendor, PD or the Nominee Shareholder’s title thereto, as applicable.

Section 4.3      Title to Purchased Shares - Pauric Holdco

     The Pauric Parties jointly and severally represent and warrant to the Purchaser and acknowledge and agree that the Purchaser is relying upon the representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares as follows: In respect of the Purchased Shares, Pauric Holdco is the registered owner of 100% of the Purchased Shares and sole beneficial owner of 100% of the Purchased Shares, in each case with good and marketable title, free and clear of all Liens other than those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Purchased Shares as contemplated herein, subject to customary post-Closing filings) or the memorandum and articles of association of the Corporation as set forth in Section 4.3 of the Vendor Disclosure Letter. Pauric Holdco has committed to selling to Peter Holdco prior to Closing that portion of the Purchased Shares representing the Peter Share Interest, such that immediately prior to Closing Pauric Holdco will be the registered and beneficial owner of 80.17% of the Purchased Shares (the “Pauric Share Interest”). Upon completion of the transaction contemplated by this Agreement, Pauric Holdco will have transferred to the Purchaser good and valid title to the Pauric Share Interest, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Purchased Shares as contemplated herein, subject to customary post-Closing filings) or in the memorandum and articles of association of the Corporation as set forth in Section 4.3 of the Vendor Disclosure Letter (which shall have been complied with by Pauric Holdco and the Corporation), and (ii) Liens granted to the Purchaser pursuant to the SPSA and the Credit Agreement. The Purchased Shares constitute approximately 80.2% of the issued and outstanding “Ordinary A” shares of the Corporation, and other than the 252 “Ordinary A” shares held by the Purchaser and the Purchaser’s rights under the Credit Agreement, there are no other issued and outstanding securities, including convertible, exchangeable or exercisable securities, of the Corporation or rights to acquire such securities.

Section 4.4      Title to Purchased Shares - Peter Holdco

            The Peter Parties jointly and severally represent and warrant to the Purchaser and acknowledge and agree that the Purchaser is relying upon the representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares as follows: Prior to Closing, Peter Holdco shall have purchased from Pauric Holdco registered and beneficial ownership of 19.83% of the Purchased Shares (the “Peter Share Interest”). Upon completion of the transaction contemplated by this Agreement, Peter Holdco will have transferred to the Purchaser good and valid title to the Peter Share Interest, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in applicable Law (which Laws do not prohibit the transfer of the Purchased Shares as contemplated herein, subject to customary post-Closing filings) or in the memorandum and articles of association of the Corporation as set forth in Section 4.4 of the Vendor Disclosure Letter (which shall have been complied with by Peter Holdco and the Corporation), and (ii) Liens granted to the Purchaser pursuant to the SPSA. The Purchased Shares constitute approximately 80.2% of the issued and outstanding “Ordinary A” shares of the Corporation, and other than the 252 “Ordinary A” shares held by the Purchaser and the Purchaser’s rights under the Credit Agreement, there are no other issued and outstanding securities, including convertible, exchangeable or exercisable securities, of the Corporation or rights to acquire such securities.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 5.1      Representations and Warranties of the Purchaser

            The Purchaser represents and warrants as follows to the Vendors and acknowledges and agrees that the Vendors are relying on such representations and warranties in connection with the sale of the Purchased Shares:

(a)

Organization and Qualification. The Purchaser is a corporation incorporated, continued, amalgamated or otherwise formed and is existing under the laws of its jurisdiction of organization and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is (or will be) a party.

(b)

Authority. The execution, delivery of and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is (or will be) a party and the consummation of the transactions contemplated herein and therein have been (or will be prior to the execution thereof) duly authorized by all necessary corporation action on the part of the Purchaser.

(c)

No Violation or Breach. The execution and delivery by the Purchaser of, and performance and consummation by the Purchaser of any transaction contemplated in, this Agreement and each of the Ancillary Agreements to which it is (or will be) a party

(i)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Purchaser’s constating documents or by-laws;

(ii)

do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any material contracts or instruments to which the Purchaser is a party; and

(iii)	do not and will not result in the violation of any applicable Law.

(d)

Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which it is a party has been (or in the case of certain Ancillary Agreements, will be prior to the Closing Date) duly executed and delivered by the Purchaser and constitutes (or will, once executed and delivered, constitute) a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e)

Consideration Shares. The Consideration Shares to be issued pursuant to this Agreement have been duly authorized for issuance by all necessary action on the part of the Purchaser and, when issued and delivered pursuant to this Agreement, will (i) have been validly issued and outstanding as fully paid and non-assessable shares; and (ii) have been issued in compliance with all applicable Laws, including applicable securities Laws and the rules and regulations of the TSXV.

(f)

Authorized and Issued Capital. The authorized capital of the Purchaser consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which as at the close of trading on the last Business Day immediately preceding the date of this Agreement, 89,210,895 common shares and nil preferred shares are issued and are outstanding as fully paid and non-assessable, and 56,672,300 securities are convertible into or exercisable or exchangeable for 56,672,300 common shares of the Purchaser. Prior to the Closing Date, the Corporation will validly create the Series 1 Preferred Shares.

(g)

No Brokers. Neither the Purchaser nor any of its representatives has incurred any liability or obligation to any consultant, broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement or any Ancillary Agreement to which it is or will be a party.

(h)

Public Record. The Purchaser has filed on SEDAR all material documents required to be filed by the Purchaser under applicable Canadian securities Laws. The Purchaser’s documents publicly filed on SEDAR do not contain any Misrepresentation. The Purchaser has complied in all material respects with all applicable Canadian securities Laws, including regarding the disclosure of material changes and has no confidential material change reports outstanding. As of the date hereof, there have been no asset or share acquisitions by the Purchaser of, or investments by the Purchaser into, Persons carrying on business substantially similar to the Business other than (i) as filed on the Purchaser’s SEDAR directory; (ii) an investment into Ace Hill Beer Company; and/or (iii) as disclosed to PD and PC in writing.

(i)

No Material Adverse Change. Since October 1, 2018, there has not been any Material Adverse Change – Purchaser, and to the knowledge of the General Counsel of the Purchaser after due and diligent inquiry, no event has occurred or circumstance exists which could reasonably be expected to result in such a Material Adverse Change – Purchaser.

(j)

Board. The Purchaser Board has the authority to (a) increase the size of such board by one additional member, and (b) make an appointment to a vacant position on such board, in each case without requiring shareholder approval.

ARTICLE 6
INTERIM PERIOD COVENANTS

Section 6.1      Conduct of Business Prior to Closing

(1)

Each Vendor and each Guarantor shall use reasonable best efforts to cause each Target Corporation to, except as expressly consented to by the Purchaser in writing, conduct the Business in the Ordinary Course until the Closing Date; provided all acts and proceedings taken by a Target Corporation in the management and operation of the Business involving a commitment in excess of $50,000 or commitments in excess of $100,000 in the aggregate, and/or any payment in excess of $50,000 or payments in excess of $100,000 in the aggregate, made by such Person will be subject to the prior approval of the Purchaser, such approval not to be unreasonably withheld, delayed or conditioned. Without limiting the generality of the foregoing, from the date hereof until the Closing, each Vendor and each Guarantor shall cause each Target Corporation to:

(a)

except as expressly consented to by the Purchaser in writing, use commercially reasonable efforts to (a) preserve intact the Business and its organization and goodwill, (b) keep available the key employees of the Business as a group, and (c) maintain satisfactory relationships with contractors, suppliers, distributors, customers and others with whom such Target Corporation has business relationships;

(b)	comply with all applicable Laws affecting the Target Corporations, the operation of the Business and the Assets;

(c)

preserve and maintain (i) the Achieved Authorizations, and (ii) any other Authorizations of the Target Corporations, and continue to pursue any pending Authorization applications (including, for certainty, the Pending Authorizations), including by the filing of any notices that are required or advisable to be filed with any Governmental Entity in connection with such pending Authorization applications;

(d)	defend and protect its Assets (including the Achieved Authorizations and other Authorizations) from infringement or usurpation;

(e)	work diligently towards execution of definitive agreements with respect to the RPK Real Property, including satisfying all conditions precedent for the sale of such properties;

(f)	pay its debts, Taxes and other obligations when due;

(g)

except as expressly consented to by the Purchaser in writing, which consent may not be unreasonably withheld, delayed or conditioned, not increase its indebtedness for borrowed money and not make any loan or advance, or assume, guarantee or otherwise became liable with respect to the liabilities or obligation of any Person. In respect of any indebtedness, loan, advance, assumption, guarantee or liability referenced in this Section 6.1(1)(g), consent of the Purchaser is subject to receipt by the Purchaser of definitive documentation in respect of such borrowing on terms and conditions satisfactory to the Purchaser, including the Purchaser being satisfied that such transaction will not delay or otherwise affect the transactions contemplated herein. For certainty, the failure to receive satisfactory definitive documentation shall constitute reasonable grounds for the Purchaser withholding its consent to any transaction referred to in this Section 6.1(1)(g).

(h)	except as expressly consented to by the Purchaser in writing, not make or require any shareholder of any Target Corporation to meet a capital call requirement;

(i)

except as expressly consented to by the Purchaser in writing, not make any changes in management personnel or terminate any director or grant any severance or termination pay to any employee, manager, officer or director;

(j)

not, (i) materially increase compensation or severance or termination entitlements or other benefits payable (including, for certainty, bonus payments, retention payments, incentive compensation payments, service award payments and other similar payments) to an employee, manager, director or officer of a Target Corporation, including by way of an incentive plan, (ii) materially increase compensation or severance or termination entitlements or other benefits payable (including, for certainty, bonus payments, retention payments, incentive compensation payments, service award payments and other similar payments) to all or substantially all of the employees, managers, officers and/or directors of a Target Corporation, or (iii) take or omit to take any action (x) that would entitle any Person to any bonus, lump sum, change of control, severance, termination, retention or other payment or (y) to otherwise secure or guarantee any such payment, except, in each case, as expressly consented to by the Purchaser in writing, which consent is not to be unreasonably withheld, delayed or conditioned, provided that if such increase, action or omission to take an action is in respect of any compensation or entitlement of a Vendor Party or an affiliate thereof, the Purchaser may withhold consent in its sole discretion;

(k)

except as expressly contemplated by this Agreement or by that Amended and Restated Share Purchase and Subscription Agreement dated as of April 18, 2019 between, inter alia, the Corporation and the Purchaser (the “SPSA”), not transfer or issue or permit the transfer or issuance of any Purchased Shares, the Holigen Nominee Share, or the Nominee Share or any shares, other equity securities (including any partnership or joint venture interest), debt securities, profit interests, profit participation, equity appreciation or similar rights, pre-emptive or subscription rights, rights of first refusal or voting trusts or allow for any other direct or indirect capital contributions or other ownership interests in any of the Target Corporations or grant any right, option or entitlement of any nature to any of the foregoing;

(l)	except as expressly consented to by the Purchaser in writing, not amend any of the terms or provisions of any Target Corporation’s constating documents or by- laws;

(m)

cause the current insurance policies not to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such terminations, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies, and where possible, for substantially similar premiums, are in full force and effect, and to obtain any additional insurance policies, to be issued by responsible insurers, as are, to such Target Corporation’s knowledge, appropriate to its business, property and assets (including liability insurance), in such amounts and against such risks and subject to such deductibles as are, to the applicable Target Company’s knowledge, customarily carried and insured against by owners of comparable businesses, properties and assets;

(n)	maintain their Books and Records in the Ordinary Course and record all transactions on a basis consistent with that practice; and

(o)	not take or permit any action that would cause any of the changes, events or conditions described in Section 4.1(m) or Section 4.1(n) to occur.

(2)

Each Vendor and each Guarantor shall use commercially reasonable efforts (i) to not cause or permit to exist a breach of any representations and warranties of the Vendors or Guarantors contained in this Agreement, and (ii) to cause the Business to be conducted in such a manner that on the Closing Date such representations and warranties will be true, correct and complete as if they were made on and as of such date.

(3)

The Parties will consult on an ongoing basis in order that the representatives of Purchaser will become more familiar with the management, staff, philosophy and techniques and Books and Records of the Target Corporations, as well as with the Business and in order to provide experience as a basis for ongoing relationships in connection with the acquisition of the Corporation as of the Closing Date. These consultations will include any commitments, arrangements or transactions proposed to be entered into that could reasonably be expected to give rise to a material liability or commitment of any kind and will allow sufficient time for the Purchaser to give reasonable consideration to the same. The Parties will develop procedures such that these consultations will be carried out quickly and effectively without detracting from the ability of the Target Corporations to arrive at decisions in a timely manner and manage the Businesses in the Ordinary Course.

Section 6.2      Access to Information

            The Vendors and the Guarantors will forthwith use commercially reasonable efforts to make reasonably available to the Purchaser and its authorized representatives all data bases recorded or stored by means of any device, including in electronic form, title documents, abstracts of title, deeds, surveys, leases, certificates of trade-marks and copyrights, contracts and commitments in their possession or under their control relating to any of the Target Corporations, the Assets or the Business. The Vendors and the Guarantors will use commercially reasonable efforts to forthwith make reasonably available to the Purchaser and its authorized representatives for examination all Books and Records relating to the Target Corporations. The Vendors and the Guarantors will use commercially reasonable efforts to give the Purchaser and its authorized representatives every reasonable opportunity to have access to and to inspect the Assets, subject to the requirement that the Business continue to be able to be carried on in the Ordinary Course. The Vendors and the Guarantors will also use commercially reasonable efforts to permit such reasonable inspections of the Assets prior to the Closing as the Purchaser may require.

Section 6.3      Other Interim Period Covenants

(1)

Each of the Parties agrees not to take any action, or refrain from taking any action or permit any action to be taken or not taken (which, in respect of the Vendors and the Guarantors, includes causing or permitting a Target Corporation to take or refrain from taking any action) (subject to a commercially reasonable efforts qualification), inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the purchase and sale of the Purchased Shares, the Holigen Nominee Share, or the Nominee Share or such Party’s ability to perform or comply with its covenants and agreements under this Agreement.

(2)

The Vendors and the Guarantors shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Vendors, first orally and then in writing (i) of any material Governmental Entity or third-person complaints, investigations, notices or hearings (or communications indicating that the same may be contemplated), (ii) of any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment, confirmation, licence or other authorization) of such Person (or other Person) is or may be required in connection with this Agreement or the transaction contemplated hereby, (iii) of any breach by it of any covenant or agreement contained in this Agreement or the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to result in the failure to comply with or satisfy any covenant or agreement contained in this Agreement or obtain any Pending Authorization, (iv) upon any representation or warranty made by it contained in this Agreement becoming untrue or incorrect during the Interim Period, (v) in the case of the Vendors and the Guarantors, of any death, resignation, termination of employment or other departure of any director or senior officer of any member of the Target Corporations, or (vi) in the case of the Vendors and the Guarantors, of the occurrence of any Material Adverse Change – Target, and in the case of the Purchaser, of the occurrence of any Material Adverse Change - Purchaser. Each representation and warranty will be deemed to be given at and as of all times during the Interim Period. Any such notification must set out the particulars of the complaint, notice, breach, untrue, incorrect or inaccurate representation or warranty and details of any actions being taken by the Vendors, the Guarantors or the Purchaser, as the case may be, to rectify that state of affairs (the “Interim Notice”).

(3)

Each of the Parties agree that if any Governmental Entity determines that the approval of a third party is a condition precedent to the Purchaser granting the rights set out in Section 3.1.1 of the governance agreement in the form attached hereto as Schedule D, then (i) such section of the governance agreement shall be amended in a manner such that third party approval is not required by any Governmental Entity, and the Parties covenant and agree to use commercially reasonable efforts to amend the governance agreement so as to grant rights pursuant to the governance agreement as similar as is reasonably practicable to the rights set out at Section 3.1.1 of the governance agreement (but which rights will not trigger a third party approval requirement from a Governmental Entity); or (ii) if the actions in subsection (i) hereof are not permitted by such Governmental Entity or a third party approval is still required after the actions in subsection (i) are taken by the Parties, the governance agreement shall be amended to remove Section 3.1.1 of such agreement and no such rights shall be granted to a Vendor Party. If such rights are not granted, the Purchaser covenants to, at the next annual meeting of such third parties, seek the approval from such third parties to grant the rights set out in Section 3.1.1 of the governance agreement, and use reasonable commercial efforts to obtain such approval.

(4)

For avoidance of doubt and notwithstanding the foregoing, Section 6.3(3) will not restrict, limit or prohibit the directors or the officers of the Purchaser from exercising their fiduciary duties to the Purchaser under applicable law.

(5)

Notwithstanding Section 2.1.1 of the governance agreement, and in respect of the last sentence of Section 6.3(3) only, in connection with a shareholder vote pursuant to the last sentence of Section 6.3(3), PD may (i) vote any shares in the capital of the Purchaser held by PD in favour of such resolution; (ii) cause any shares in the capital of the Purchaser controlled, directly or indirectly, by, but not held by, PD to be voted in favour of such resolution; and (iii) solicit third parties to vote such third parties’ shares in the capital of the Purchaser in favour of such resolution (but, for certainty, without making any general public announcement regarding same).

Section 6.4      Actions to Satisfy Closing Conditions

(1)

Each Vendor and each Guarantor covenants and agrees that during the Interim Period it shall use commercially reasonable efforts to take or cause to be taken all such actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including so as to ensure satisfaction of all of the conditions set forth in Section 7.1).

(2)

The Purchaser covenants and agrees that during the Interim Period it shall use commercially reasonable efforts to take or cause to be taken all such actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including so as to ensure satisfaction of all of the conditions set forth in Section 7.2) .

Section 6.5      Notices and Request for Consents

(1)

The Vendors and the Guarantors shall use commercially reasonable efforts to obtain or cause to be obtained prior to Closing, all consents (which includes any waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations) that are required by the terms of the Contracts to which a Vendor, a Guarantor or any Target Corporation is a party in order to complete the transactions contemplated by this Agreement, including the consents (or waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations) described in the Vendor Disclosure Letter. Such consents will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser shall, at the expense of the Vendors, reasonably co-operate in obtaining such consents.

(2)

The Vendors and the Guarantors shall provide or shall cause to be provided all notices that are required by the terms of the Contracts to which a Vendor, a Guarantor or any Target Corporation is a party in connection with the transactions contemplated by this Agreement. Such notices will be upon such form and content as is acceptable to the Purchaser, acting reasonably.

Section 6.6      Regulatory Authorizations

(1)

As soon as reasonably practicable after the date hereof, each Party shall make all necessary filings, applications and submissions required to be made by it (which, in the case of the Vendors and the Guarantors, shall include those filings, applications and submissions required to be made by any Target Corporation) with Governmental Entities under all applicable Laws in respect of the transactions contemplated herein, and the other Parties shall co-operate with such Party, at such Party’s expense, in connection therewith. Each Party shall use its commercially reasonable efforts to obtain, and to cause its affiliates and subsidiaries to obtain, all Authorizations or waivers thereof required to be obtained by it (which, in the case of the Vendors and the Guarantors, shall include those Authorizations or waivers required to be made by any Target Corporation) from Governmental Entities in respect of the transaction contemplated herein, including those listed in Section 7.1(f), and Section 10.7.

(2)

Subject to applicable Law, each Party shall provide the other Party with a reasonable opportunity to review and comment on all filings, applications and submissions with Governmental Entities to be made by it (which, in the case of the Vendors and the Guarantors, shall include those filings, applications and submissions required to be made by any Target Corporation) or its affiliates or subsidiaries and the Parties shall use their commercially reasonable efforts to cooperate and assist each other in the preparation and making of all such filings, applications and submissions and the obtaining of all Authorizations or waivers thereof required to be obtained by such Party.

(3)

Each Party shall promptly notify the other Party of any material communication to such Party (which, in the case of the Vendors and the Guarantors, shall include those communications made to any Target Corporation) from any Governmental Entity in respect of the transactions contemplated herein and, subject to applicable Law, provide the other Parties with a reasonable opportunity to review and comment on any proposed written material communication with any such Governmental Entity. Each Party shall consult with the other Party prior to any material meeting or discussions with any Governmental Entity in respect of the transactions contemplated herein and give the other Parties an opportunity to participate thereat or therein.

Section 6.7      Pre-Closing Reorganizations

(1)

The Vendors and the Guarantors agree that, upon request of Purchaser, the Vendors or the Guarantors, as applicable, shall cause the Corporation to (i) perform such reorganizations of the corporate structure, capital structure, business, operations and assets of the Target Corporations or such other transactions as Purchaser may request, acting reasonably (each a “Pre-Closing Reorganization ”), (ii) cooperate with Purchaser and its advisors to determine the manner in which any such Pre-Closing Reorganizations might most effectively be undertaken, and (iii) cooperate with Purchaser and its advisors to seek to obtain consents or waivers which might be required from the Corporation’s lenders under its existing credit facility, if any, in connection with the Pre-Closing Reorganizations.

(2)

The Purchaser must provide written notice to the Vendors of any proposed Pre-Closing Reorganization at least ten (10) Business Days prior to the Closing Date. Upon receipt of such notice, the Vendors and Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Closing Reorganization.

(3)

The Purchaser agrees that it will be responsible for all reasonable and documented costs and expenses associated with any Pre-Closing Reorganization to be carried out at its request, including liabilities, fees, Damages, penalties Taxes, and actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred as a consequence of the implementation of or to unwind any such Pre-Closing Reorganization if the transactions contemplated hereby are not completed. Notwithstanding the foregoing, the Purchaser shall not be responsible for any such liabilities, fees, Damages, penalties or Taxes to the extent the transactions contemplated hereby are not completed due to a Vendor or Guarantor’s breach of this Agreement or failure of the Vendors or Guarantors to satisfy any closing condition for the benefit of the Purchaser.

(4)

The Purchaser waives any breach of a representation, warranty or covenant by a Vendor or a Guarantor where such breach is a result of an action taken by a member of the Target Corporation in good faith in connection with this Section 6.7.

Section 6.8      Exclusivity

(1)

During the Interim Period, each Vendor and each Guarantor agrees that it will not, and will cause the Target Corporations and its and their directors, officers, managers, members, employees, agents, consultants, lenders, financing sources, advisors or other representatives, including legal counsel, accountants and financial advisors, not to, directly or indirectly (a) propose, entertain, solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Purchaser and its affiliates and representatives) relating to any transaction involving (i) the sale of any shares or other ownership interest or any assets (other than the sale of inventory in the Ordinary Course) or debt of a Target Corporation, including the Purchased Shares, the Holigen Nominee Share, and the Nominee Share, (ii) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving a Target Corporation, or (iii) any similar transaction or business combination involving a Target Corporation (in each case, an “Acquisition Proposal”), or (b) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal.

(2)

The Vendors and the Guarantors shall, and shall cause the Target Corporations to, immediately cease, and cause to be terminated, any and all contacts, discussions and negotiations with third parties regarding any of the foregoing, and the Vendors will notify the Purchaser immediately if any Person makes any proposal, offer, inquiry or contact related to an Acquisition Proposal and provide Purchaser with the details thereof (including the Person making such offer, inquiry or contact and a copy of all written communication in connection therewith) and their response thereto. The Vendors and Guarantors shall also immediately cease any access granted to any third party to any information or data room containing any information relating to the Target Corporations, and shall request such third parties to return all such information to the Target Corporations.

Section 6.9      Confidentiality

            Each Vendor and each Guarantor hereby acknowledges that it is or may become in possession of proprietary information relating to (i) the Purchaser and its affiliates and its and its affiliates businesses, assets, Intellectual Property and other information, and (ii) the Business, the Assets and each Target Corporation (collectively, the “Confidential Information”). Each Vendor and each Guarantor shall and shall cause its respective Related Parties and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event a Vendor or Guarantor is required by Law to disclose any Confidential Information, such Vendor or Guarantor shall, to the extent not prohibited by applicable Law, provide the Purchaser with prompt notice of such requirements so that the Purchaser may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.9. Each Vendor and each Guarantor agrees that such obligation of confidentiality continues after the Closing Date and after the Closing, it shall return to Purchaser or cause to be destroyed all Confidential Information in its possession or control (other than such information that may be required to be used in connection with PD or PC’s employment with the Corporations after the Closing Date, or PD’s role as a director of the Purchaser after the Closing Date). From and after the Closing Date, the provisions of this Section 6.9 shall supersede the confidentiality agreement between RPK and The Flowr Corporation dated September 23, 2018 (the “Confidentiality Agreement”), and the Confidentiality Agreement shall be of no further force or effect.

Section 6.10    Purchaser Meeting

            This Section 6.10 shall only be applicable if approval by the Purchaser’s shareholders of the transactions contemplated by this Agreement is required by the TSXV or otherwise under applicable Law.

(1)

As promptly as reasonably practicable following the determination that such shareholder approval is required, which determination shall be made by the Purchaser promptly after execution of this Agreement, the Purchaser shall prepare and complete the Purchaser Circular together with any other documents required by applicable Laws in connection with the Purchaser Meeting and the Purchaser shall cause the Purchaser Circular and such documents to be filed with the applicable securities commissions or securities regulatory authorities in Canada and the United States, as applicable, and sent to each Person, in each case, within the timelines required by, and as required by applicable Laws, so as to permit the Purchaser Meeting to be held prior to the Closing Date. The Purchaser shall ensure that the Purchaser Circular does not contain a Misrepresentation (provided that the Purchaser shall not be responsible for the accuracy of any Target Information or any other information furnished by a Vendor or a Guarantor for purposes of inclusion in the Purchaser Circular pursuant to Section 6.10(2)).

(2)

The Vendors and the Guarantors shall provide to the Purchaser all necessary information concerning the Vendors and the Target Corporations for inclusion in the Purchaser Circular including the Target Information, in each case as required by applicable Law or at the consent of the Purchaser, acting reasonably. The Vendors and the Guarantors shall advise the Purchaser if any such information would include any Misrepresentation concerning the Vendors or the Target Corporations.

(3)

The Purchaser Circular must: (i) contain a statement that the Purchaser Board unanimously recommends that the shareholders vote in favour of the transactions contemplated hereby; (ii) contain a statement that each director of the Purchaser intends to vote all of such Person’s securities of the Purchaser in favour of the Transaction Resolution and against any resolution submitted by any shareholder of the Purchaser that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the transactions contemplated hereby. For greater certainty, nothing in this Agreement restricts or prohibits the Purchaser from, in good faith and upon advice of legal counsel, acting in accordance with their fiduciary duties.

(4)

The Purchaser shall ensure that the Purchaser Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular shall not contain any Misrepresentation (other than with respect to any information furnished by the Vendors for inclusion in the Purchaser Circular).

(5)

The Vendors and the Vendors’ legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Purchaser Circular and other documents related thereto prior to filing such materials on SEDAR, and reasonable consideration shall be given to any comments made by the Vendors and the Vendors’ legal counsel, provided that all information relating solely to the Vendors and the Guarantors included in the Purchaser Circular shall be in form and content satisfactory to the Vendors.

(6)

Each of the Purchaser, on the one hand, and the Vendors and the Guarantors, on the other, shall promptly notify the other Party if such Party becomes aware that the Purchaser Circular contains a Misrepresentation or otherwise requires an amendment or supplement and the Purchaser, the Vendors and the Guarantors shall co-operate in the preparation of any amendment or supplement to the Purchaser Circular as required or appropriate and the Purchaser shall promptly mail, otherwise publicly disseminate and file any amendment or supplement to the Purchaser Circular as required by applicable Laws.

(7)

The Purchaser shall convene and conduct the Purchaser Meeting in accordance with the Purchaser’s constating documents and applicable Laws as promptly as practicable and in any event, prior to the Closing Date, and not to propose to adjourn or postpone the Purchaser Meeting except: (a) as required for quorum purposes or by applicable Laws; or (b) for an adjournment consented to by the Vendors.

(8)	The Purchaser shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Transaction Resolution.

(9)	The Purchaser shall give notice to the Vendors of the Purchaser Meeting and allow the Vendors’ representatives and legal counsel to attend the Purchaser Meeting.

(10)

The Purchaser shall advise the Vendors as the Vendors may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Purchaser Meeting, as to the aggregate tally of the proxies received by the Purchaser in respect of the Transaction Resolution and any further information respecting such proxies as any one of the Vendors may reasonably request.

Section 6.11    Financing

            The Purchaser shall use commercially reasonable efforts to complete, no later than the Outside Date, the Financing.

Section 6.12    Securities Law Matters

            The Vendors and the Guarantors will (i) take such steps as are necessary by such Persons to assist the Purchaser in securing the acceptance of the TSXV of the transactions contemplated herein including, without limitation, providing as soon as practicable all Personal Information Forms (as such term is defined by the TSXV) as may be required by the TSXV in respect of the Vendors, the Guarantors and shareholders of the Target Corporations (as applicable); (ii) provide to the Purchaser all necessary information in respect of the Vendors, the Guarantors and the Target Corporations in order to enable the Purchaser to file all required forms under applicable Canadian and United States securities Laws, as applicable, in connection with the issuance and delivery of the Consideration Shares, and (iii) use best efforts to provide to the Purchaser, within ten (10) Business Days of a written request therefor, any Target Information reasonably requested by the Purchaser. The Vendors and the Guarantors shall ensure that any such information will not include any Misrepresentation concerning the Vendors, the Guarantors or the Target Corporations. The Vendors and the Guarantors shall promptly notify the Purchaser if a Vendor or Guarantor becomes aware that any of the Target Information that has been publicly filed contains a Misrepresentation or otherwise requires an amendment or supplement and the Vendors and the Guarantors shall co-operate with the Purchaser in the preparation of any amendment or supplement to the publicly filed Target Information as required or appropriate.

Section 6.13    Transfer of Shares

            Prior to the Closing, the Vendors and the Guarantors shall cause Pauric Holdco and Peter Holdco to complete the Target Shareholder Transfer (PC) and Purchaser (a) shall instruct any director that it appoints to the board of the Corporation to vote in favour of such transfer, and (b) hereby irrevocably consents to such transfer.

ARTICLE 7
CONDITIONS OF CLOSING

Section 7.1      Conditions for the Benefit of the Purchaser

            The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of the following conditions precedent, each of which is for the Purchaser’s exclusive benefit and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

Truth of Representations and Warranties. The representations and warranties of the Vendors and the Guarantors contained in this Agreement are true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they must be true and correct in all respects) as of the date of this Agreement and as of the time of Closing on the Closing Date with the same force and effect as if made at and as of such time (other than any representations and warranties which speak as of a specific time, in which case such representations and warranties will be true and correct as of such time) and the Vendors and the Guarantors shall have delivered a certificate executed by each Guarantor and by a senior officer of each Vendor to that effect. Such certificate also shall include updated representations and warranties pursuant to Section 4.3 and Section 4.4 reflecting the ownership of the Purchased Shares at the time of Closing.

(b)

Performance of Covenants. Each Vendor and each Guarantor shall have fulfilled or complied with all obligations, conditions and covenants contained in this Agreement required to be fulfilled or complied with by such Person at or prior to the Closing, and the Vendors and the Guarantors shall have delivered a certificate executed by each Guarantor and by a senior officer of each Vendor to that effect.

(c)

Consents and Authorizations. All filings, notices, Authorizations, consents (which includes any waivers, permits, exemptions, orders, approvals, agreements, amendments, confirmations, licences or other authorizations) from Governmental Entities or such other Persons required to be obtained prior to Closing (including those listed in Section 4.1(e) and Section 4.1(f) of the Vendor Disclosure Letter) will have been obtained or made on terms acceptable to the Purchaser. All such filings, notices, Authorizations and consents will be in force and will not have been modified or rescinded. No Governmental Entity shall have (i) denied or threatened to deny, or informed a Target Corporation that there are circumstances that may lead to a Target Corporation being denied an Authorization, or (ii) informed a Target Corporation that it has failed to satisfy a condition in respect of receiving an Authorization. For certainty, receipt of the Pending Authorizations shall not be a condition precedent to Closing.

(d)	Deliveries. The Vendors and the Guarantors shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(i)

share certificates representing the Purchased Shares and, if directed by the Purchaser, the Holigen Nominee Share and/or the Nominee Share, free and clear of all Liens, held by each Vendor, PD or the Nominee Shareholder, as applicable, duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to the Purchaser that the Purchaser or the Purchaser’s nominee (as directed by the Purchaser) has been entered upon the books of the Corporation as the holder of the Purchased Shares, the Holigen Nominee Share and the Nominee Share;

(ii)

waiver of pre-emptive rights letters, in forms satisfactory to the Purchaser, acting reasonably, pursuant to which each of (i) the shareholders of the Corporation; and (ii) the holder or holders of the Ordinary ‘B’ share of Holigen Limited, waive any and all pre-emptive rights pursuant to the memorandum and articles of association of the Corporation or Holigen Limited, as applicable, or otherwise pursuant to applicable Law in relation to the transfer of the Purchased Shares, the Nominee Share and the Holigen Nominee Share, as applicable.

(iii)

certified copies of (i) the charter documents and by laws of each Vendor and each Target Corporation, (ii) all resolutions of the shareholders and the board of directors of the Vendors and each Target Corporation approving the entering into and completion of the transaction contemplated by this Agreement and the Ancillary Agreements, including approval of the transfer of the Purchased Shares, the Holigen Nominee Share, and Nominee Share, and (iii) a list of the directors and officers of each Vendor and each Target Corporation authorized to sign agreements together with their specimen signatures;

(iv)

a certificate of status, compliance, good standing or like certificate with respect to each Vendor and each Target Corporation issued by appropriate government officials of their respective jurisdictions of incorporation and, in the case of the Target Corporations, of each jurisdiction in which such Target Corporation carries on its business;

(v)	a share conversion agreement in the form attached hereto as Schedule B, duly executed by the Vendors and such other Persons as the Purchaser may reasonably request;

(vi)

Escrow Agreements, each such agreement duly executed by a Vendor and such other Persons as the Purchaser may reasonably request, and any escrow agreement required by the TSXV in respect of the Escrowed Consideration Shares duly executed by each Vendor;

(vii)	lock-up agreements in the form attached hereto as Schedule C duly executed by each Vendor and such other Persons as the Purchaser may reasonably request;

(viii)	a governance agreement in the form attached hereto as Schedule D duly executed by PD, Pauric Holdco and such other Persons as the Purchaser may reasonably request;

(ix)

(i) an assignment agreement duly executed by the Nominee Shareholder transferring the Nominee Share and assigning any related nominee agreement as directed by the Purchaser which agreement shall contain representations and warranties of the Nominee Shareholder as to title to the Nominee Share, authority, solvency, required authorizations and consents, execution and binding obligation, and no encumbrances and such other customary representations and warranties as the Purchaser may reasonably request, and a release of the Nominee Shareholder, or (ii) evidence of a nominee agreement in respect of the Nominee Shareholder’s ownership and governance of the Nominee Share, to the satisfaction of the Purchaser, acting reasonably;

(x)

if requested by the Purchaser, acting reasonably, an assignment agreement duly executed by PD as the holder of the Holigen Nominee Share, transferring such share as directed by the Purchaser and assigning any related nominee agreement as directed by the Purchaser which agreement shall contain representations and warranties of PD as to title to such share, authority, solvency, required authorizations and consents, execution and binding obligation, and no encumbrances and such other customary representations and warranties as the Purchaser may reasonably request, and a release of PD;

(xi)

an employment and/or consulting agreement in the Purchaser’s standard form of employment and/or consulting agreement duly executed by each of PD and PC and such other employees and consultants of the Target Corporations as the Purchaser may determine and identify to the Vendors in writing no less than five (5) Business Days prior to Closing, which shall be acceptable to each party thereto, acting reasonably;

(xii)

evidence to the satisfaction of the Purchaser, acting reasonably, of (i) the satisfaction of the Agreement of Shares dated October 10, 2018 among, inter alia, PC and PD, and that there are no residual obligations of the Purchaser or any Target Corporation relating thereto; and (ii) the acquisition by Peter Holdco from Pauric Holdco of the Peter Share Interest;

(xiii)	documentary evidence from the appropriate Governmental Entity satisfactory to the Purchaser, acting reasonably, that the trade-mark “RPK Biopharma” has been transferred to a Target Corporation;

(xiv)

evidence satisfactory to the Purchaser, acting reasonably, that the lease agreement between Aralab Equipamentos de Laboratório e Electromecânica Geral Lda. and RPK dated August 21, 2018 has been extended and is in full force and effect on the Closing Date;

(xv)	in respect of RPK, a copy of (i) the Certidão de Registo Comercial and (ii) the Livro de Actas da Assembleia Geral, updated with RPK’s corporate acts to date;

(xvi)

subject to applicable residency requirements in the jurisdictions of the Target Corporations, a duly executed resignation and release effective as at the Closing of each director and officer of each Target Corporation as the Purchaser may specify in writing no less than two (2) Business Days prior to Closing, in form and substance satisfactory to the Purchaser, acting reasonably;

(xvii)

a duly executed release from each Vendor and, if applicable, the Nominee Shareholder and PD as the holder of the Holigen Nominee Share, in each such Person’s capacity as shareholder of the Corporation or Holigen Limited, as applicable, and a duly executed release from each Guarantor in favour of the Target Corporations, each in form and substance satisfactory to the Purchaser, acting reasonably;

(xviii)	duly executed statutory declarations supporting the representations and warranties made in Section 4.2(j), in form and substance satisfactory to the Purchaser, acting reasonably;

(xix)	documentation (in form and substance satisfactory to the Purchaser, acting reasonably) evidencing the PD Loans; and

(xx)	wire instructions in respect of the creditors of the Target Corporations listed at Section 10.8 of the Vendor Disclosure Letter.

(e)	Pre-Closing Reorganizations. The Purchaser shall have received evidence satisfactory to it, acting reasonably, of the completion of any Pre-Closing Reorganization, if applicable.

(f)	TSXV Approval. The Purchaser shall have received receipt of conditional approval from the TSXV for the transactions contemplated by this Agreement.

(g)	Board Approval. The Purchaser Board shall have approved the transactions contemplated hereby.

(h)	Shareholder Approval. If required by the TSXV or otherwise by Law, the Purchaser shall have received shareholder approval of the Transaction Resolution.

(i)	Financing. The Purchaser shall have closed, prior to or on the Closing Date, the Financing.

(j)

Portuguese Property. The Purchaser shall have received satisfactory evidence, in its sole discretion acting reasonably, of the fact that the parcel of land subject to the Aljustrel Agreement is registered in a true and correct manner with each of the Autoridade Tributária e Aduaneira and the Conservatória de Registo Predial de Aljustrel, as well as any consents or waivers from any Person that may have a right of first refusal (direito de preferência) for the transfer of such property under Portuguese law, if any;

(k)

Termination or Amendment of Certain Agreements. The Purchaser shall have received satisfactory evidence, in its sole discretion, of (i) the termination of (in each case at no liability to the Purchaser or any Target Corporation): (A) all Contracts between any Target Corporation and a Related Party; (B) the services proposal between TPC Consultores and RPK dated 8/7/2018 relating to the PDR 2020 Financing; and (C) the agreement dated August 20, 2018 between Holigen Limited and PP Intelligence Ltd.; and (ii) an amendment to the agreement dated July 31, 2018 among TCann, RPK, Holigen Limited and National Bank Financial Inc. providing for a cap of $750,000 on National Bank Financial Inc.’s fees and payment of such fees in installments over a period of time concluding no later than October 31, 2020.

(l)

No Material Adverse Change. There shall not have occurred any Material Adverse Change – Target, and the Vendors and the Guarantors shall have delivered a certificate executed by the Guarantors and a senior officer of each Vendor to that effect.

(m)

Proceedings. All proceedings to be taken in connection with the transactions contemplated by this Agreement and any Ancillary Agreement are reasonably satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary proceedings in connection therewith.

(n)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Purchaser), and there is no order or notice from any Governmental Entity, to (or which seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the transactions contemplated by this Agreement (including the ability of the Vendors or the Guarantors to complete the sale of the Purchased Shares, the Holigen Nominee Share, or the Nominee Shareholder to complete the transfer of the Nominee Share) or imposing any terms or conditions on the transactions contemplated by this Agreement, the Business or the business of the Purchaser or otherwise limiting the right of the Purchaser to conduct its business or the Business after Closing.

Section 7.2      Conditions for the Benefit of the Vendors

            The obligations of the Vendors to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of the following conditions precedent, each of which is for the Vendors’ exclusive benefit and may be waived, in whole or in part, by the Vendors, acting together, in the Vendors’ sole discretion:

(a)

Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement are true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they must be true and correct in all respects) as of the date of this Agreement and as of the time of Closing on the Closing Date with the same force and effect as if made at and as of such time (other than any representations and warranties which speak as of a specific time, in which case such representations and warranties will be true and correct as of such time) and the Purchaser shall have delivered a certificate executed by a senior officer of the Purchaser to that effect.

(b)

Performance of Covenants. The Purchaser shall have fulfilled or complied with all obligations, conditions and covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Closing, and the Purchaser shall have delivered a certificate executed by a senior officer of the Purchaser to that effect.

(c)	Deliveries. The Purchaser shall deliver or cause to be delivered to the Vendors the following in form and substance satisfactory to the Vendors, acting reasonably:

(i)	Articles of Amendment of the Purchaser evidencing the creation of the Series 1 Preferred Shares;

(ii)	share certificates or other evidence representing the common shares of the Purchaser issuable to the Vendors upon automatic conversion of the Initial Consideration Shares;

(iii)

evidence satisfactory to the Vendors that the Vendors have been entered upon the books of the Purchaser as the holders of the Escrowed Consideration Shares (subject to one or more Escrow Agreements) and that share certificates representing such Escrowed Consideration Shares have been delivered to the Escrow Agent;

(iv)

evidence satisfactory to the Vendors that the Cash Consideration and Loan Consideration (if applicable) has been paid to the Vendors in accordance with Section 2.3(2), Section 2.3(3) and Section 2.4(2);

(v)

certified copies of (i) all resolutions of the shareholders, if required, and the Purchaser Board approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) a list of its officers and directors authorized to sign agreements together with their specimen signatures;

(vi)

Escrow Agreements, each such agreement duly executed by the Purchaser and such other Persons as the Vendors each may reasonably request, and any escrow agreement required by the TSXV in respect of the Escrowed Consideration Shares duly executed by the Purchaser;

(vii)	lock-up agreements in the form attached hereto as Schedule C duly executed by the Purchaser and such other Persons as the Vendors each may reasonably request;

(viii)	a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government official of the jurisdiction of its incorporation;

(ix)	a share conversion agreement in the form attached hereto as Schedule B, duly executed by the Purchaser;

(x)	a governance agreement in the form attached hereto as Schedule D duly executed by the Purchaser;

(xi)	its consent to the transfer from Pauric Holdco to Peter Holdco of the Peter Share Interest, in form and content reasonably satisfactory to the Vendors; and

(xii)

if a third party approval is required as contemplated by Section 6.3 hereof, voting support agreements from Core Flow Canada Holdings Inc., Steve Klein, and Tom Flow reasonably (as to form and content) requested by PD, which agreements shall not be required to relate to matters other than as referenced in the last sentence of Section 6.3(3) in respect of Section 3.1.1 of the governance agreement only.

(d)	TSXV Approval. The Purchaser shall have received receipt of conditional approval from the TSXV for the transactions contemplated by this Agreement.

(e)	Purchaser Board. PD shall have been appointed to the Purchaser Board at the time of Closing, subject to Section 10.2.

(f)

Financing. The Purchaser shall have closed prior to or concurrent with the Closing or on the Closing Date, the Financing, it being agreed by the Parties that if such failure to close the Financing is related to customary legal opinions for a financing of the nature of the Financing, in respect of the Target Corporations and as requested by the underwriters of the Financing, not being delivered to such underwriters, this Section 7.2(f) shall not be a condition precedent to Closing in favour of the Vendors and shall not trigger a termination right pursuant to Section 8.1(d)(ii). For avoidance of doubt, if the Purchaser is unable to obtain such opinions itself, then the Vendors shall be provided with reasonable opportunity to attempt to obtain such opinions from counsel acceptable to the Purchaser, acting reasonably, with the costs for such opinions to be considered a Transaction Expense, notwithstanding that such costs may not be disclosed in Section 12.5 of the Vendor Disclosure Letter.

(g)

Proceedings. All proceedings to be taken in connection with the transactions contemplated in this Agreement and any Ancillary Agreement are reasonably satisfactory in form and substance to the Vendors, acting reasonably, and the Vendors shall have received copies of all the instruments and other evidence as the Vendors may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

(h)

No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Vendors, the Guarantors, or a Target Corporation) and there is no order or notice from any Governmental Entity, to (or which seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any terms or conditions on the transactions contemplated by this Agreement.

(i)

No Material Adverse Change. There shall not have occurred any Material Adverse Change – Purchaser, and the Purchaser shall have delivered a certificate executed by a senior officer of the Purchaser to that effect.

ARTICLE 8
TERMINATION

Section 8.1      Termination Rights

            This Agreement may, by notice in writing given on or prior to the Closing Date, be terminated:

(a)	by mutual consent of the Parties;

(b)

by the Vendors, acting together on the one hand, or the Purchaser, on the other, if the Closing has not occurred by 5:00 pm (Toronto time) on the Outside Date, provided that such Party may not terminate this Agreement under this Section 8.1(b) if it has failed to perform any one or more of its obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure;

(c)	by the Purchaser:

(i)	if there has been a material breach of this Agreement by a Vendor or a Guarantor and such breach has not been waived by the Purchaser;

(ii)

if any of the conditions in Section 7.1 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Outside Date (other than as result of the failure of the Purchaser to perform any of its material obligations) and the Purchaser has not waived such condition in writing at or prior to the Outside Date; or

(iii)	if there has occurred a Material Adverse Change – Target.

(d)	by the Vendors, acting together:

(i)	if there has been a material breach of this Agreement by the Purchaser and such breach has not been waived by the Vendors;

(ii)

subject to Section 7.2(f), if any of the conditions in Section 7.2 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Outside Date (other than as result of the failure of a Vendor or Guarantor to perform any of its material obligations) and the Vendors, acting together, have not waived such condition in writing at or prior to the Outside Date;

(iii)	if there has occurred a Material Adverse Change – Purchaser.

Section 8.2      Effect of Termination

            A Party’s right of termination under this Article 8 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination by a Party will not constitute an election of remedies. If this Agreement is terminated pursuant to Article 8, this Agreement will be of no further force or effect; provided, however, that (i) Section 6.9 (Confidentiality), this Section 8.2, Article 9 (Indemnification), Section 11.1 (Guarantee), and Article 12 (Miscellaneous) and provisions that by their nature should survive, will survive the termination of this Agreement, and (ii) the termination of this Agreement will not relieve any Party from any liability for any breach of this Agreement occurring prior to termination.

ARTICLE 9
INDEMNIFICATION

Section 9.1      Survival

            All provisions of this Agreement and of any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement shall not merge on Closing and shall survive the Closing, the execution and delivery of any certificate, instrument or document delivered pursuant to or in connection with this Agreement, the payment of the Cash Consideration, the payment of the Loan Consideration and the issuance of the Consideration Shares.

Section 9.2      Indemnification in Favour of the Purchaser

(1)

Subject to the provisions of this Article 9, the Vendors and the Guarantors shall indemnify and save harmless the Purchaser and its shareholders, directors, officers, employees, agents and representatives of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by a Vendor or a Guarantor in this Agreement (whether in respect of the Target Corporations in Section 4.1, in respect of the Vendors, the Guarantors or the Nominee Shareholder in Section 4.2, or in respect of the Vendors in Section 4.3 or Section 4.4) or any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement;

(b)	any failure of a Vendor or a Guarantor to perform or fulfil any of such Person’s covenants or obligations under this Agreement;

(c)

any Taxes required to be paid, by any Target Corporation in respect of (i) a Pre- Closing Tax Period, or (ii) in the case of a taxation period that begins before and ends after the time of Closing, the portion of such period ending at the time of Closing (determined in accordance with Section 9.2(2) hereof);

(d)

any action, suit, claim, proceeding, grievance, arbitration, investigation, audit or alternative dispute resolution involving a Vendor, a Guarantor, the Purchased Shares, the Holigen Nominee Share, the Nominee Share or any Target Corporation at any time on or prior to the Closing Date or in respect of which involvement occurs after the Closing Date arising from facts or circumstances related to a Vendor, a Guarantor, the Purchased Shares, the Holigen Nominee Share, the Nominee Share or any Target Corporation that existed at any time on or prior to the Closing Date;

(e)	any costs or expenses of any Target Corporation as set forth in Section 12.5 other than those costs or expenses that are the responsibility of the Purchaser pursuant to Section 12.5;

(f)	the provision of any Target Information; and

(g)	the Target Shareholder Transfer (PD) and the Target Shareholder Transfer (PC).

(2)

For purposes of Section 9.2(1)(c) hereof, in the case of a taxation period that begins before and ends after the time of Closing, Taxes shall be allocated to the portion of such period ending at the Closing Time in the following manner:

(a)

in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the relevant tax period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Tax period; and

(b)

in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of any such Taxes shall be determined as if such taxable period ended at the time of Closing.

Section 9.3      Indemnification in Favour of the Vendors

(1)

Subject to the provisions of this Article 9, the Purchaser shall indemnify and save harmless the Vendors and their representatives (as applicable) of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)

any breach or inaccuracy of any representation or warranty given by the Purchaser contained in this Agreement or any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement; and

(b)	any failure of the Purchaser to perform or fulfil any of its covenants or obligations under this Agreement.

Section 9.4      Limitations on Indemnification

(1)

The Indemnified Parties of the Purchaser shall not be entitled to recover Damages from the Vendors or the Guarantors pursuant to Section 9.2(1)(a) unless a written notice of claim is delivered by the Purchaser to the Vendors:

(a)

at any time after Closing in respect of Section 4.1(a) (Organization and Qualification), Section 4.1(b) (Authority), Section 4.1(c) (Solvency), Section 4.1(d) (No Violation or Breach), Section 4.1(e) (Required Authorizations), Section 4.1(f) (Required Consents), Section 4.1(g) (Execution and Binding Obligation), Section 4.1(h) (Authorized and Issued Capital), Section 4.1(i) (Subsidiaries), Section 4.1(j) (No Other Agreements to Purchase or Right to Vote), Section 4.1(p)(i) (Authorizations), Section 4.1(q) (Sufficiency of Assets), Section 4.1(r) (Title to Assets), Section 4.1(hh) (Taxes), Section 4.1(mm)(i) (Real Property - legal and beneficial ownership), Section 4.1(mm)(ii) (Real Property - title or interest), Section 4.1(mm)(viii) (Real Property - no agreement to transfer), Section 4.2(a) (Organization and Qualification), Section 4.2(b) (Authority), Section 4.2(c) (Solvency); Section 4.2(d) (No Violation or Breach), Section 4.2(e) (Required Authorizations), Section 4.2(f) (Required Consents), Section 4.2(g) (Execution and Binding Obligation), Section 4.2(h) (No Other Agreements to Purchase), Section 4.2(i) (Title to Nominee Shares), Section 4.3 (Title to Purchased Shares - Pauric Holdco) and Section 4.4 (Title to Purchased Shares - Peter Holdco) (collectively, the “Fundamental Representations of the Vendors”);

(b)

at any time on or before the date that is six (6) months after the expiration of the period (having regard to any consent, waiver, agreement or other document that extends the period) during which any tax assessment may be issued by a Governmental Entity in respect of any Pre-Closing Tax Period (or in the case of a taxation period that begins before and ends after the time of Closing, the portion of such period ending at the time of Closing). A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Law, excluding any items related to Taxes disclosed to the Purchaser in Section 4.1(hh) of the Vendor Disclosure Letter; or

(c)

at any time on or before the date that is twenty-four (24) months after the Closing Date in respect of all other representations and warranties in respect of the Target Corporations, the Vendors, the Guarantors or the Nominee Shareholder.

(2)

The Indemnified Parties of the Vendors shall not be entitled to recover any Damages from the Purchaser pursuant to Section 9.3(1)(a) unless a written notice of claim is delivered by the Vendors to the Purchaser:

(a)

at any time after Closing in respect of Section 5.1(a) (Organization and Qualification), Section 5.1(b) (Authority), Section 5.1(c) (No Violation or Breach), Section 5.1(d) (Execution and Binding Obligation), Section 5.1(e) (Consideration Shares), Section 5.1(f) (Authorized and Issued Capital), Section 5.1(h) (Public Record) and Section 5.1(j) (Board) (collectively, the “Fundamental Representations of the Purchaser”); or

(b)	at any time on or before the date that is twenty-four (24) months after Closing in respect of all other representations and warranties of the Purchaser.

(3)

The Parties agree that any statutory limitations period otherwise applicable shall be extended or varied to the fullest extent permitted by applicable Law if a written notice of claim (with reasonable specificity) is delivered to the Indemnifying Party prior to the expiration of such statutory period.

(b)	for a breach of a Fundamental Representations of the Vendors shall not exceed the Purchase Price.

Notwithstanding the foregoing, in no event shall the aggregate amount of all Damages for which the Vendors and the Guarantors shall be liable for all breaches of representations or warranties pursuant to Section 9.2(1)(a) exceed, in the aggregate, the Purchase Price.

(6)	Subject to Section 9.5 (Exclusions to Limitations to Liability), the aggregate amount of all Damages in respect of a breach of representations or warranties for which the Purchaser shall be liable:

(1)

Notwithstanding any provision in this Agreement, nothing herein shall limit the time to make a claim or the liability of the Vendors or Guarantors for any claim involving fraud, gross negligence, bad faith or wilful misconduct or an intentional Misrepresentation, in each case occurring on or prior to the Closing Date.

Section 9.6      Joint and Several Obligations

            The Parties each agree and confirm that:

(1)	All representations, warranties, covenants, obligations and liabilities of the Peter Parties are and will be joint and several with one another.

(2)	All representations, warranties, covenants, obligations and liabilities of the Pauric Parties are and will be joint and several with one another.

(3)	The representations and warranties set out at Section 4.1 (Representations and Warranties Regarding the Target Corporations) are joint and several as among the Vendor Parties.

(4)

The covenants of the Vendors and/or the Guarantors as set out at Article 6 (Interim Period Covenants) and Article 10 (Closing & Post-Closing Covenants and Agreements) shall be joint and several covenants of the Vendor Parties.

(5)	The obligations of the Vendors and/or the Guarantors as set out at Section 7.1 (Conditions for the Benefit of the Purchaser) shall be joint and several obligations of the Vendor Parties.

(6)

Indemnities in connection with the following shall be joint and several indemnities of the Vendor Parties: (i) any breach or inaccuracy of any representation or warranty given by a Vendor or a Guarantor (A) in respect of the Target Corporations in Section 4.1; or (B) in any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement (excepting certificates, instruments or documents delivered pursuant to Section 4.2, Section 4.3 or Section 4.4); (ii) Section 9.2(1)(b), to the extent that the applicable obligations or covenants are referenced in Section 9.6(4); (iii) Section 9.2(1)(c); (iv) any action, suit, claim, proceeding, grievance, arbitration, investigation, audit or alternative dispute resolution involving the Purchased Shares, the Holigen Nominee Share, the Nominee Share or any Target Corporation at any time on or prior to the Closing Date or in respect of which involvement occurs after the Closing Date arising from facts or circumstances related to a Vendor, a Guarantor, the Purchased Shares, the Holigen Nominee Share, the Nominee Share or any Target Corporation that existed at any time on or prior to the Closing Date; (v) Section 9.2(1)(e); (vi) Section 9.2(1)(f); and (vii) Section 9.2(1)(g).

(7)

Subject to the foregoing provisions of this Section 9.6, the representations, warranties, covenants, obligations and liabilities of the Peter Parties and the Pauric Parties will be several and not joint.

(8)

Each of the Peter Parties and the Pauric Parties hereby waives any rule or principle of law which could restrict, or release such Vendor or Guarantor from, the enforcement of its covenants and obligations as a joint and several representor, warrantor or obligor under this Agreement.

Section 9.7      Non-Exclusive Remedy

(1)

Notwithstanding any provision in this Agreement to the contrary, the rights and remedies of the Parties under this Agreement (including the indemnification rights of the Purchaser under this Article 9) are cumulative and are without prejudice and in addition to any rights or remedies a Party may have at law or in equity.

(2)

Notwithstanding Section 9.7(1), to the extent that an Indemnified Party of the Purchaser recovers any amount of Damages pursuant to this Article 9 from any Person other than the Vendors or the Guarantors, such amount will be used to offset against any amounts paid or payable by the Vendors or the Guarantors to an Indemnified Party of the Purchaser in accordance with the indemnity provisions of this Article 9.

Section 9.8      Notification of and Procedure for Claims

(1)	If a Third Party Claim is instituted or asserted against an Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the Third Party Claim.

(2)

The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Party, unless the notification occurs after the expiration of the specified period set out in Section 9.4 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 9.8.

(3)

Subject to the terms of this Section 9.8 and Section 12.15(2) upon receiving notice of a Third Party Claim, the Indemnifying Party will have the right to assume the investigation of and defend the Indemnified Party against the Third Party Claim with counsel of its choice (or counsel selected by any insurer providing defense) reasonably satisfactory to the Indemnified Party so long as:

(a)

the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim pursuant to Section 9.8(1) that the Indemnifying Party will indemnify and hold harmless the Indemnified Party from and against the entirety of any adverse consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim;

(b)

the Indemnifying Party is not also party to the Third Party Claim (or such Third Party has not brought or asserted a claim against the Indemnifying Party) and the Indemnified Party has not been advised in writing by counsel that there may be one or more factual or legal defenses available to it that are in conflict with those available to the Indemnifying Party;

(c)

the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder;

(d)

the Third Party Claim involves only money Damages and does not seek an injunction or other equitable relief (unless any insurer providing defense also is defending such claims for equitable relief to the good faith reasonable satisfaction of the Indemnified Party);

(e)

settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party;

(f)	if the Third Party Claim relates to Tax, the Indemnifying Party complies with Section 9.8(4);

(g)	the Third Party Claim is not reasonably expected to have a material adverse impact on the Taxes of the Indemnified Party or an affiliate for a Pre-Closing Tax Period; and

(h)	the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(4)	In addition to the foregoing, if the Third Party Claim is in respect of Taxes, the following additional rules shall also apply:

(a)

if the Indemnifying Party is entitled to and elects to assume the investigation and defence of a Third Party Claim in respect of Taxes then the Indemnifying Party shall provide to the Indemnified Party in a timely manner (x) any proposed written communications and other documents to be submitted to the relevant Governmental Entity or filed with a court in respect of any assessment or reassessment for review by the Indemnified Party and (y) copies of any correspondence received from the Governmental Entity relating to such Third Party Claim. The Indemnifying Party shall consult with the Indemnified Party with respect to the materials provided pursuant to (x) above prior to the submission or filing thereof;

(b)

notwithstanding anything in this Article 9 or the procedures set out in Section 9.9, if the Indemnified Party has assumed control of the investigation and defence of a Third Party Claim in respect of Taxes, the concurrence of the Indemnifying Party to any compromise or settlement of such Third Party Claim shall not be required and, notwithstanding Section 9.9, the Indemnifying Party shall be bound by any such compromise and settlement;

(c)

to the extent payment has not already been made by the Indemnifying Party to the Indemnified Party, should the Indemnified Party be required by the relevant assessing authority to pay any amount in respect of such Third Party Claim, forthwith upon request therefor, the Indemnifying Party will pay to the Indemnified Party the amount that the Indemnified Party is required to pay to such Governmental Entity. Should the Indemnifying Party fail to pay such amount within thirty (30) days after receipt of written request from the Indemnified Party to do so, the right of the Indemnifying Party to control the contesting of such Third Party Claim will cease; and

(d)

within ten (10) days of a final determination of such Third Party Claim in respect of Taxes, the Indemnifying Party will pay to the Indemnified Party the full amount owing to Indemnified Party, to the extent that such amounts have not been previously paid to Indemnified Party.

(5)

If an Indemnified Party’s notice of indemnification does not relate to a Third Party Claim, the Indemnifying Party shall have thirty (30) days after receipt of such notice to object to the subject matter and the amount of the claim for indemnification set forth in such notice by delivering written notice thereof to the Indemnified Party. If the Indemnifying Party does not so object within such 30-day period, it shall be conclusively deemed to have agreed to the matters set forth in such notice of indemnification. If the Indemnifying Party sends notice to the Indemnified Party objecting to the matters set forth in such notice of indemnification, the Parties shall use their best efforts to settle such claim for indemnification. If the Parties are unable to settle such dispute, then the Indemnified Party shall seek resolution of the dispute by initiating litigation in any jurisdiction in which litigation arising under this Agreement may be commenced by the Parties.

Section 9.9      Assumption of Third Party Claims

(1)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)

the Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim unless (i) the Indemnifying Party has agreed in writing to pay such fees and expenses, (ii) the Indemnifying Party has failed to assume the defense and employ counsel as provided herein or (iii) a Claim shall have been brought or asserted against the Indemnifying Party as well as the Indemnified Party, and such Indemnified Party shall have been advised in writing by counsel that there may be one or more factual or legal defenses available to it that are in conflict with those available to the Indemnifying Party, in which case such co-counsel shall be at the expense of the Indemnifying Party; provided, however, that the Indemnifying Party will not be required to pay the fees and expenses of more than one separate principal counsel (and any appropriate local counsel) for all Indemnified Parties;

(b)

the Indemnifying Party shall reimburse the Indemnified Party for all costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(c)

the Indemnified Party shall not, other than with respect to Third Party Claims in respect of Taxes, contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law;

(d)	legal counsel chosen by the Indemnifying Party to defend the Third Party Claim must be satisfactory to the Indemnified Party, acting reasonably; and

(e)

the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed.

(2)

If the Indemnifying Party (i) is not entitled to assume the investigation and defence of a Third Party Claim due to the provisions of Section 9.8(3), (ii) does not elect to assume the investigation and defence of a Third Party Claim within the fifteen (15) day period, or (iii) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, or the Indemnified Party concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Party may defend against the matter in any manner that it reasonably may deem appropriate and may consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to such matter without the consent of the Indemnifying Party and the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against such claim (including reasonable attorneys’ fees and expenses) and the Indemnifying Party will remain responsible for any adverse consequences the Indemnified Party may suffer to the extent resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided herein.

(3)

The Indemnified Party and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings and to use their reasonable efforts to minimize Damages with respect to any Third Party Claim. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Party shall, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Party shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Party, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Party shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

Section 9.10    Adjustment to Purchase Price

            Any payment made by a Vendor or a Guarantor as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Purchaser as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar increase of the Purchase Price.

Section 9.11    Indirect, Consequential, etc. Damages

            In no circumstances shall the Vendors, the Guarantors or the Purchaser be liable under this Agreement for any indirect, consequential, punitive or aggravated Damages, or loss of profit, revenue or business opportunity, provided that the foregoing limitation on Damages and loss shall not apply to (i) any Damages that are actually awarded to a third party pursuant to a Third Party Claim; or (ii) any Damages or loss resulting from fraud, gross negligence, bad faith or wilful misconduct or an intentional Misrepresentation of the Indemnifying Party.

ARTICLE 10
CLOSING AND POST-CLOSING COVENANTS & AGREEMENTS

Section 10.1    Access to Books and Records

            For a period of six (6) months from the Closing Date, the Purchaser shall use commercially reasonable efforts to retain all original Books and Records relating to the Target Corporations that are part of the Books and Records existing on the Closing Date that relate to the three (3) year period prior to the Closing Date, and upon the reasonable request of the Vendors, including for reasons of an applicable limitations period not having expired, the Purchaser shall retain original or legible copies of all Books and Records which exist as of the Closing Date. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Vendors shall have, subject to executing a non-disclosure agreement in respect of such Books and Records, the reasonable right to inspect and to make copies (at the Vendors’ own expense) of them at any time upon reasonable request during normal business hours and upon reasonable written notice for any proper purpose and without undue interference to the business operations of the Target Corporations. The Purchaser shall have the right to have its representatives present during any such inspection.

Section 10.2    Purchaser Management

(1)

As a condition of, and concurrent with, Closing, and provided PD has provided all documents required by applicable Law and TSXV rules to become a director and has been approved by the TSXV to act as a director and provided further that true and complete copies of such material documents have been delivered to the Purchaser, the Purchaser shall appoint PD to the Purchaser Board. The Parties acknowledge that at all times at least one quarter of the directors on the Purchaser Board must be “resident Canadians” (as defined in the Business Corporations Act (Ontario)) and that the Purchaser may make such other changes to the Purchaser Board in order to meet this requirement.

(2)

The Purchaser shall use commercially reasonable efforts to cause Core Flow Canada Holdings Inc. and Tom Flow to vote the common shares in the capital of Purchaser over which each such Person has ownership or control or direction in favour of the election of PD to the Purchaser Board at each annual meeting of shareholders that follows the Closing Date, so long as PD or any of his controlled affiliates (i) is the registered or beneficial owner of common shares of the Purchaser or Series 1 Preferred Shares representing no less than 10% of the issued and outstanding common shares of the Purchaser; and (ii) is not ineligible under applicable Law to serve as a director.

(3)

Following the Closing, PC and PD will be appointed to serve as Managing Director, Australia and Managing Director, Portugal, respectively, pursuant to the employment/consulting agreements to be delivered in accordance with Section 7.1(d)(xi).

(4)

Subject to PD joining the Purchaser Board pursuant to Section 10.2(1), PD shall have the same compensation entitlement for his services on the Purchaser Board as every other member of the Purchaser Board who is also an employee of the Purchaser or an affiliate (other than Steve Klein).

Section 10.3    Purchaser Options

            The Vendors and the Guarantors agree that, for a period of eighteen (18) months from the Closing Date, employees of any Target Corporation shall not be entitled to receive options or other equity incentives of the Purchaser or any of the Purchaser’s affiliates. The Vendors and the Guarantors acknowledge that during such period or after such period has elapsed, the granting of any options or other equity incentives of the Purchaser or any of the Purchaser’s affiliates is at

(1)

The Purchaser shall cause the Target Corporations to prepare and file any Tax Returns of the Target Corporations for any Pre-Closing Tax Period which are required to be filed after the Closing Date. Such returns shall be prepared and filed on a basis consistent with applicable Laws and the past practices and procedures of the relevant entity provided that no reserve, deduction or credit may be claimed if any amount could be included in the income of the Target Corporations for any period ending after the Closing Date.

(2)

The Vendors, the Guarantors and the Purchaser will co-operate fully and assist each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation and filing of all Tax Returns of the Target Corporations and will preserve that data and other information until the expiration of any applicable limitation period for maintaining books and records under any applicable Tax Law with respect to such Tax Returns.

(3)	All Tax Returns prepared pursuant to this Section shall be provided to the Vendors and the Guarantors in advance of filing for review and comment.

Section 10.6    Further Assurances

            From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares and, if applicable, Holigen Nominee Share and the Nominee Share, to the Purchaser or as directed by the Purchaser and carry out the intent of this Agreement and any Ancillary Agreement.

Section 10.7    Security Clearance

The Purchaser shall use its best efforts to lodge with the applicable Governmental Entities within the required time such information as is required to ensure that all applicable Persons pass any security clearance required by such Governmental Entities. If any applicable Persons do not obtain such clearance, including by not lodging required information with a Governmental Entity or by not responding to inquiries from a Governmental Entity, then they will undertake to resign from all positions with the Purchaser or any Target Corporations as required by such Governmental Entity and applicable Law and the Purchaser will take such steps as are required to replace such Persons with Persons who obtain such clearance.

Section 10.8    Target Corporation Amounts Owing

Subject to the condition in Section 7.1(d)(xx) being satisfied, within ten (10) Business Days of the Closing Date, the Purchaser shall pay the aggregate amount of €1,378,106.53 (or such amounts in other currencies as is equal, in the aggregate, to €1,378,106.53) to the creditors of the Target Corporations set out at Section 10.8 of the Vendor Disclosure Letter in the amounts set out at Section 10.8 of the Vendor Disclosure Letter.

Section 10.9    R&D Credit

If i) amounts are refunded to TCann Pty Ltd. pursuant to the Australia R&D Tax Incentive program (jointly managed by the Australian Tax Office and the Australian Department of Industry, Innovation and Science) for research and development activities of TCann Pty. Ltd. for the period up to and including October 31, 2018 (the “R&D Credit”); and ii) the R&D Credit is not included in the Closing Working Capital Statement, then, as soon as reasonably practicable after the R&D Credit is realized by TCann Pty Ltd., the Purchaser will make a payment equal to the amount of such R&D Credit to Pauric Holdco. Any payment made to Pauric Holdco pursuant to this Section 10.9 shall be treated as an adjustment to the Purchase Price attributable to the Purchased Shares by the Parties for Tax purposes, unless otherwise required by Law. For certainty, the amount of the R&D Credit shall only be payable to Pauric Holdco when and if realized by TCann Pty Ltd. in the form of cash or reduction in taxes otherwise owing by TCann Pty Ltd.

ARTICLE 11
GUARANTEE

Section 11.1    Guarantee

     PC and Peter Topco (as to Peter Holdco only) and PD and Pauric Topco (as to Pauric Holdco only) hereby guarantee the payment and performance of all of the obligations, representations and warranties and covenants of the Vendors pursuant to this Agreement and the Ancillary Agreements in accordance with the provisions hereof and thereof and agree to duly perform or cause to be duly performed all obligations or covenants herein and therein (including in respect of payment) in the event that the applicable Vendor fails to duly pay or perform any such obligations or covenants. The Guarantors agree that (i) their obligations pursuant to this Section are absolute, unconditional, irrevocable and continuing and shall not in any way or to any extent be discharged, impaired or otherwise affected except by due and full performance thereof by the Vendors; and (ii) the guarantee provided in this Article 11 is joint and several as among the Peter Parties and is joint and several as among the Pauric Parties (including, for certainty, that the representations and warranties of the Vendors herein and in any Ancillary Agreement are guaranteed by the applicable Guarantors). The Purchaser shall not be bound to exhaust its recourse against the Vendors before becoming entitled to performance or payment by the Guarantors pursuant to this Article 11. The obligations of the Guarantors pursuant to this Article 11 will not be limited or reduced by any changes in the Vendors’ names or any assignment of this Agreement and any assignment by the Vendors of this Agreement (if permitted by this Agreement) shall be acknowledged and consented to by the Guarantors. The obligations of the Guarantors pursuant to this Article 11 will not be limited or reduced as a result of the termination, invalidity or unenforceability of any right of a Vendor against the Purchaser due to any incapacity or lack or limitation of status or of the power of the Purchaser or as a result of the insolvency or bankruptcy or the Purchaser. In the event that a Vendor fails to pay any applicable payment on the date such amount is due pursuant to this Agreement or any Ancillary Agreement, the Guarantors shall within two (2) Business Days after the Purchaser makes a demand therefor to the Guarantors duly and fully pay the applicable amount.

ARTICLE 12
MISCELLANEOUS

Section 12.1    Notices

            Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or electronic mail (read receipt requested) and addressed:

(a)	to the Purchaser at:

461 King Street W, Floor 2
Toronto, Ontario M5V 1K4
Attention:        General Counsel
Email:                francesco@flowr.ca

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with a copy to (which copy shall not constitute notice):

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6
Attention: Rubin Rapuch and Krisztian Toth
Email: rrapuch@fasken.com and ktoth@fasken.com

(b) to the Vendors at:

Redacted: Personal Information

DFT TRADING LIMITED
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention: Pauric Duffy
Email: [redacted]

PLEIADES TRADING LTD.
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention: Peter Comerford
Email: [redacted]

(c) to the Guarantors at:

PAURIC DUFFY
[redacted]
[redacted]

- 80 -

DFT HOLDINGS LIMITED
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention: Pauric Duffy
Email: [redacted]

Redacted: Personal Information

PETER COMERFORD
[redacted]
[redacted] [redacted]

PLEIADES HOLDINGS LTD.
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention: Peter Comerford
Email: [redacted]

with a copy to (in the case of notice to the Vendors and/or the Guarantors, which copy shall not constitute notice):

Dentons Canada LLP
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, Ontario M5K 0A1
Attention: Hartley Lefton
E-mail: hartley.lefton@dentons.com

A Notice is deemed to be given and received if sent by personal delivery, courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 12.2 Time of the Essence

Time is of the essence in this Agreement.

Section 12.3     Announcements

            No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made by any Party prior to Closing except with the prior written consent and joint approval of the Vendors and the Purchaser, or if required by Law or a Governmental Entity. Where such disclosure is required by Law or a Governmental Entity, the Party required to make such disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure. For certainty, the foregoing shall not prevent a Party from making internal announcements to employees and other stakeholders so long as such statements and announcements are consistent with the most recent public disclosures or public statements made by the Party. After the Closing, any disclosure by a Vendor or a Guarantor may be made only with the prior written consent and approval of the Purchaser unless such disclosure is required by Law or a Governmental Entity, in which case such Vendor or Guarantor shall use commercially reasonable efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

Section 12.4    Third Party Beneficiaries

(1)	Except as otherwise provided in this Agreement, including Section 9.2 and Section 9.3:

(a)	the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties; and

(b)	no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Each Vendor and Guarantor acknowledges to each Indemnified Party in respect of the Purchaser his/her or its direct rights against the Vendors and the Guarantors under Article 9 of this Agreement and the Purchaser acknowledges to each Indemnified Party in respect of the Vendors his/her or its direct rights against the Purchaser under Article 9 of this Agreement. To the extent required by applicable Law to give full effect to these direct rights, the Parties agree and acknowledge that the Vendors and the Guarantors, on the one hand and the Purchaser, on the other hand, are acting as agent and trustee of their respective Indemnified Parties. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Party.

Section 12.5    Expenses

            Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses (including the fees and expenses of legal counsel, accountants and other advisors) incurred in connection with this Agreement or any Ancillary Agreements and the transactions contemplated by them. The Parties agree that any costs and expenses (including the fees and expenses of legal counsel, accountants and other advisors) incurred by the Target Corporations in connection with this Agreement or any Ancillary Agreements (other than the Escrow Agreement) and the transactions contemplated by them shall be borne exclusively by the Vendors and the Guarantors and shall be paid or settled by the Vendors and/or Guarantors. Notwithstanding the foregoing, if Closing occurs, the Purchaser shall pay the actual, reasonable and documented legal and accounting expenses of the Vendors incurred in connection with this Agreement or any Ancillary Agreements (excluding the Escrow Agreement) and the transactions contemplated herein and therein (the “Transaction Expenses”) (i) in respect of the period up to and including the date prior to the date hereof (as evidenced by the Transaction Expenses as set out at Section 12.5 of the Vendor Disclosure Letter, which Transaction Expenses are supported by reasonable documentation submitted by the Vendors to the Purchaser); and (ii) in respect of the period from the date hereof to the Closing Date, in accordance with, and subject to, the budget set out at Section 12.5 of the Vendor Disclosure Letter. For certainty and regardless of whether Closing occurs, each Party will pay its own costs and expenses in respect of such Party’s financial advisors, including any brokerage or agent’s fees and the Vendors and the Guarantors shall remain responsible for financial advisory fees of the Target Corporations, except that if Closing occurs and subject to the Purchaser being in receipt of the amendment referenced in Section 7.1(k) in respect of the agreement with National Bank Financial Inc., the Purchaser shall pay the fees of National Bank Financial Inc. in accordance with such amendment. The Purchaser will pay the fees and expenses of the Escrow Agent under the Escrow Agreement.

Section 12.6    Set-Off

            Notwithstanding anything to the contrary in this Agreement, but subject to the provisions of Section 9.6 (Joint and Several Obligations), and without prejudice to any other right or remedy it has or may have, the Purchaser may set off or recoup any liability it owes to a Vendor or a Guarantor against any liability for which the Purchaser determines any other Party to this Agreement is liable to the Purchaser or its affiliates. Any payment or liability the Purchaser owes to a Vendor or Guarantor hereunder or pursuant to any Ancillary Agreement may be satisfied, at the sole discretion of the Purchaser, in cash or in common shares in the capital of the Purchaser.

Section 12.7    Injunctive Relief

            The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to apply for specific performance, injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 12.8    Amendments

            This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Parties.

Section 12.9    Waiver

            No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s acceptance of any certificate delivered on Closing or failure or delay in exercising any right under this Agreement will not operate as a waiver of that. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 12.10  Purchaser’s Investigation

            The Purchaser acknowledges and agrees that the Purchaser and its advisors (i) have been furnished with or have been given access to materials relating to the business, finances and operations of the Target Corporations; and (ii) have been afforded the opportunity to ask questions of the Vendors and the management and advisors of the Target Corporations.

Section 12.11  Vendor Disclosure Letter

            Any fact or item disclosed in any part or section of the Vendor Disclosure Letter for the purposes of qualifying a representation or warranty in Section 4.1, Section 4.2, Section 4.3 or Section 4.4 will be deemed to have been disclosed in all other parts and sections of the Vendor Disclosure Letter for which it is reasonably apparent on the face of such disclosure that such disclosure has applicability to such other part or section notwithstanding the omission of a cross-reference to such other part or section.

Section 12.12  Entire Agreement

            This Agreement together with the Ancillary Agreements and the Confidentiality Agreement (i) constitutes the entire agreement among the Parties; (ii) supersedes all prior agreements or discussions of the Parties, including the letter of intent between the Parties dated November 10, 2018, as amended on December 11, 2018 and December 14, 2018; and (iii) sets forth the complete and exclusive agreement among the Parties, in all cases, with respect to the subject matter herein.

Section 12.13  Successors and Assigns

(1)

Upon execution of this Agreement by the Parties, it will be binding upon and enure to the benefit of each of the Guarantors, the Vendors, the Purchaser and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)

Except as provided in this Section 12.13, neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by a Party without the prior written consent of the other Parties.

(3)	Upon giving notice to the Vendors and the Guarantors, the Purchaser may assign this Agreement or any of its rights and/or obligations under this Agreement to:

(a)

any of its affiliates, provided that such affiliate and the Purchaser shall be jointly and severally liable with respect to all of the obligations of the Purchaser, including the representations, warranties, covenants, indemnities and agreements of the Purchaser; or

(b)	to any Person that acquires all or substantially all of the assets or securities of the Purchaser.

(4)	If this Agreement is assigned as permitted by this Section 12.13, the non-assigning Party or Parties shall acknowledge and consent to such assignment in writing.

Section 12.14  Severability

            Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

Section 12.15  Governing Law

(1)	This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom) and hereby irrevocably and unconditionally agrees that service of any process, summons, notice or document by delivery in the manner set forth in Section 12.1 shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

(3)

Each Vendor and each Guarantor hereby irrevocably designates Dentons Canada LLP (in such capacity, the “Process Agent”), with an office at 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto, Ontario M5K 0A1, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to the Vendors and the Guarantors in the manner provided in Section 12.1. Each Vendor and each Guarantor shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent (provided all Parties receive notice of such appointment and all relevant information) so that each Vendor and each Guarantor will at all times have an agent for service of process for the above purposes in Ontario. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable Law. Each Vendor and each Guarantor expressly acknowledges that the foregoing waiver is intended to be irrevocable under all applicable Laws.

(4)

Each Party to this Agreement hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

Section 12.16  Counterparts

            This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement as at the date first written above.

VENDORS:

PLEIADES TRADING LTD.

By:	“Peter Comerford”
Name: Peter Comerford
Title: Founder

DFT TRADING LIMITED

By:	“Pauric Duffy”
Name: Pauric Duffy
Title: Director

GUARANTORS:

PLEIADES HOLDINGS LTD.

By:	“Peter Comerford”
Name: Peter Comerford
Title: Founder

DFT HOLDINGS LIMITED

By:	“Pauric Duffy”
Name: Pauric Duffy
Title: Director

“Peter Comerford”	“Pauric Duffy”
Witness	PAURIC DUFFY

“Pauric Duffy”	“Peter Comerford”
Witness	PETER COMERFORD

PURCHASER:

THE FLOWR CORPORATION

By:	“Francesco Tallarico”
Name: Francesco Tallarico
Title: General Counsel and Corporate Secretary